Exhibit 99.1

Province of Nova Scotia

(Canada)

This description of the Province of Nova Scotia is dated as of December 19, 2023, and appears as Exhibit (1) to the Province of Nova Scotia’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2023.

This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province of Nova Scotia. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to the Province of Nova Scotia’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on the Form 18-K for the fiscal year ended March 31, 2023. Additional information with respect to the Province of Nova Scotia is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments are available on the SEC’s website at http://www.sec.gov. Copies of such documents may also be obtained, without charge, from Province of Nova Scotia, Department of Finance & Treasury Board, Deputy Minister of Finance & Treasury Board, PO Box 187, 7th Floor, 1723 Hollis Street, Halifax, Nova Scotia, Canada, B3J 2N3.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On December 19, 2023, the average rate for the U.S. dollar in Canada, as reported by the Bank of Canada, expressed in Canadian dollars, and was $1.3344. See “Foreign Exchange” for information regarding the rates of conversion of U.S. dollars and other foreign currencies into Canadian dollars. The fiscal year of the Province of Nova Scotia ends March 31. “Fiscal 2023” and “2022-23” refers to the fiscal year ending March 31, 2023, and unless otherwise indicated, “2022” means the calendar year ended December 31, 2022. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.

FORWARD-LOOKING STATEMENTS

This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:

•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

PROVINCE OF NOVA SCOTIA

Economy	Year Ended December 31
	2018	2019	2020	2021	2022
	(in millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$44,875	$46,834	$46,165	$50,788	$54,383
Household Income	$43,349	$44,427	$47,413	$50,021	$52,205
Capital Expenditures	$4,181	$4,250	$3,871	$4,239	$5,135
Annual Increase in Consumer Price Index	2.2%	1.6%	0.3%	4.1%	7.5%
Population by July 1 (in thousands)	962.1	975.8	989.2	999.9	1,025.4
Unemployment Rate	7.8%	7.4%	9.9%	8.6%	6.5%

Revenues and Expenses – Consolidated Entity	Fiscal Year Ended March 31
	2019	2020	2021	Restated / Reclassified 2022	2023
	(in millions)
Revenues(1)	$11,485.5	$11,895.2	$11,901.6	$13,641.5	$15,124.0
Current Expenses(1)(2)	11,751.9	12,281.6	12,627.5	13,709.0	15,473.5

Surplus (Deficit) from Governmental Units	(266.3)	(386.3)	(725.9)	(67.5)	(349.5)
Net Income from Government Business Enterprises	389.2	388.6	384.3	406.1	465.3

Provincial Surplus/(Deficit)	$122.9	$2.3	($341.6)	$338.6	$115.7

Public Sector Funded Debt	As at March 31
	2019	2020	2021	Reclassified 2022	2023
	(in millions unless otherwise indicated)
General Revenue Fund Funded Debt (3)	$16,155.3	$15,581.0	$16,791.5	$16,579.4	$16,356.0
Miscellaneous Debt	7.8	7.2	10.3	8.3	4.2
Sub Total	16,163.1	15,588.3	16,801.8	16,587.6	16,360.2

Total Guaranteed Debt	94.1	70.6	73.7	64.3	60.6
Total Consolidated Entity Funded Debt	16,257.2	15,658.8	16,875.5	16,652.0	16,420.8

Less: Sinking Funds, Public Debt Management Fund, and Repurchased Own Bonds (4)	2,768.0	2,024.1	2,099.8	184.9	105.2

Net Public Sector Funded Debt	$13,489.3	$13,634.7	$14,775.7	16,467.1	16,315.5

Per Capita ($)	$14,021	$13,973	$14,937	$16,469	$15,911

As a Percentage of:
Household Income(5)	31.1%	30.7%	31.4%	33.2%	31.3%
Gross Domestic Product at Current Market Prices	30.1%	29.1%	32.0%	32.4%	30.0%

(1)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, interest revenue on repurchased own debt instruments is netted with the debt servicing costs on the related own debt instruments. 2022 amounts have been reclassified to reflect this change.

(2)	Restated to reflect Accounting Changes during 2022-2023. See “Government Finance – Accounting Changes to the 2022 Accounts”.
(3)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, unamortized premiums and discounts are included in the carrying value of the related financial instruments. 2022 amounts have been reclassified to reflect this change.

(4)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, only netting of repurchased own debt instruments is permitted, requiring reclassification of sinking fund assets to investments. 2022 amounts have been reclassified to reflect this change.

(5)

Population as of July 1 of the preceding calendar year Household Income (Personal Income has been replaced with Household Income by Statistics Canada, the concepts are similar) and Gross Domestic Product at market prices are for the previous calendar year.

INTRODUCTION

Overview

The Province of Nova Scotia (“Nova Scotia” or the “Province”) is the most populous of the four Atlantic Provinces of Canada (“Atlantic Canada”) and covers 20,402 square miles. It extends 360 miles in length and varies in width from 50 miles to 105 miles.

According to estimates issued by Statistics Canada, the population of Nova Scotia was 1.059 million as of July 1, 2023 and represented 2.6% of Canada’s population of 40.1 million. The largest urban concentration in Atlantic Canada is the Halifax Regional Municipality (“Halifax”). Halifax Census Metropolitan Area, situated centrally on the Atlantic coast of the Province, had a population of 480,582 as of July 1, 2022. Halifax, the capital of Nova Scotia, is the commercial, governmental, educational, and financial center of the Province, and is also the location of an important naval base. The Government of Canada also has an extensive shipbuilding project in Halifax that started in 2013. The Halifax Shipyard is building six Arctic and Offshore Patrol Ships “AOPS” for the Royal Canadian Navy, to be followed by two AOPS variants for the Canadian Coast Guard and 15 Canadian Surface Combatants for the Royal Canadian Navy under the National Shipbuilding Strategy. The first three AOPS have been delivered to the Royal Canadian Navy, with AOPS 4 to be delivered before the end of 2023. Both AOPS 5 and 6 are on schedule for delivery in 2024 and 2025 respectively.

Political System

The Legislature of Nova Scotia consists of the Lieutenant Governor and the Nova Scotia House of Assembly. The Nova Scotia House of Assembly is elected by the people for a term not to exceed five years. The House of Assembly may be dissolved at any time by the Lieutenant Governor on the advice of the Premier of the Province, who is traditionally the leader of the majority party in the Nova Scotia House of Assembly.

The last provincial general election was held on August 17, 2021. The Progressive Conservative Party was elected to a majority government and holds 32 seats in the House of Assembly. The official opposition in the House of Assembly is the Liberal Party with 16 seats, the New Democratic Party holds 6 seats, and there is one independent member.

The executive power in the Province is vested in the Governor-in-Council, comprising the Lieutenant Governor acting on the advice of the Executive Council. The Executive Council is responsible to the House of Assembly. The Governor General of Canada in Council appoints the Lieutenant Governor, who is the representative of the King in the Province. Members of the Executive Council are appointed by the Lieutenant Governor, normally from members of the House of Assembly, on the nomination of the Premier.

The Parliament of Canada is composed of the King represented by the Governor General, the Senate, whose members are appointed by the Governor General upon the recommendation of the Prime Minister of Canada, and the House of Commons, whose members are elected by the people. The people of Nova Scotia are entitled to send 11 elected representatives to the 338-member House of Commons. Ten Senators represent Nova Scotia in the Senate.

There are three levels of courts in Nova Scotia; provincially appointed courts are grouped together, the Supreme Court and Court of Appeal. The Provincial Court is a court of record and every judge thereof has jurisdiction throughout the Province to exercise all the power and perform all the duties conferred or imposed on a judge of the Provincial Court. In addition to hearing matters relating to provincial statutes and municipal by-laws, the Provincial Court is specifically authorized to hear certain matters under the Criminal Code of Canada. The Supreme Court of Nova Scotia is a court of original jurisdiction and as such has jurisdiction in all cases, civil and criminal, arising in the Province except those matters or cases expressly excluded by statute. The Nova Scotia Court of Appeal is the general court of appeal in both civil and criminal matters.

Constitutional Framework

Similar to the British Constitution, the Constitution of Canada (the “Constitution”) is not contained in a single document, but consists of a number of statutes, orders, and conventions. Canada is a federation of ten provinces and three Federal territories, with a constitutional division of responsibilities between the Federal and provincial governments, as set forth in The Constitution Acts, 1867 to 1982. The Constitution Acts are divided into two fundamental documents. The Constitution Act, 1867 (formerly the British North America Act, 1867), provides for the federation of British North America provinces, and the Constitution Act, 1982 (the “1982 Act”), enacted by the parliament of the United Kingdom, provides, among other things, that amendments to the Constitution be effected in Canada according to terms of an amending formula.

The 1982 Act also includes a Charter of Rights and Freedoms, which encompasses language rights, Aboriginal rights, principles of the reduction of regional economic disparities, and the making of fiscal equalization payments to the provinces by the Government of Canada, including an enumeration of other Acts and orders which are part of the Constitution.

Under the Constitution, each provincial government may exclusively make laws in relation to the following matters:

•	health;

•	education;

•	municipal institutions;

•	property and civil rights;

•	forestry and non-renewable natural resources;

•	social services;

•	other matters of purely provincial or local concern;

•	raise revenue through direct taxation within its territorial limits; and

•	borrow monies on the credit of the province.

The Federal Parliament of Canada is empowered to raise revenue by any system of taxation, and generally has jurisdiction over matters or subjects not assigned exclusively to the provincial legislatures. The Federal Parliament may exclusively make laws in relation to the following matters:

•	the Federal public debt and property;

•	the borrowing of money on the public credit of Canada;

•	the regulation of trade and commerce;

•	currency and coinage;

•	banks and banking;

•	national defense;

•	the postal service;

•	shipping; and

•	navigation.

As a province of Canada, Nova Scotia could be affected by political events in another province. For instance, on September 7, 1995, the Government of Quebec presented a Bill to the National Assembly entitled An Act respecting the future of Quebec (the “Act”) that included, among others, provisions authorizing the National Assembly to proclaim the sovereignty of Quebec. The Act was to be enacted only following a favorable vote in a referendum. Such a referendum was held on October 30, 1995. The results were 49.4% in favor and 50.6% against.

In 1996, the Government of Canada, by way of reference to the Supreme Court of Canada (the “Supreme Court”), asked the court to determine the legality of a unilateral secession of the Province of Quebec from Canada, either under the Canadian Constitution or international law. On August 20, 1998, the Supreme Court of Canada ruled that the Province of Quebec did not have the unilateral right of secession, and that any proposal to secede authorized by a clear majority in response to a clear question in the referendum should be construed as a proposal to amend the Constitution, which would require negotiations. These negotiations would have to deal with a wide array of issues, such as the interest of the other provinces, the Federal Government, the Province of Quebec, and the rights of all Canadians both within and outside the Province of Quebec, and specifically, the rights of minorities, including Aboriginal peoples.

ECONOMY

Nova Scotia has a diversified economy. The geographic location of Nova Scotia, being surrounded almost completely by water with more than 4,598 miles of coastline, has significantly contributed to the economy. The importance of the sea to the economy is witnessed in many industries such as fishing and aquaculture, naval defense, shipbuilding, tourism, transportation and research.

While many of the goods and services producing industries are directly or indirectly related to the processing of Nova Scotia’s natural resources such as seafood products, pulp and paper products, the provincial economy is also diversified into information age technologies and other goods as diverse as motor vehicle tires and naval shipbuilding.

Export of goods are important to the economy of Nova Scotia as export of goods and services represented 36.4% of Nova Scotia’s nominal Gross Domestic Product at market prices (“GDP”) in 2022, slightly below the pre-COVID- 19 pandemic level of 37.1% in 2019. Of international merchandise exports, approximately 65.7% was exported to the United States.

Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.

Principal Economic Indicators

The economy of Nova Scotia is influenced by the economic situation of its principal trading partners in Canada and abroad, particularly the United States. For 2020, Nova Scotia’s economy was negatively affected by the COVID-19 pandemic. See “Economy-Recent Developments-Nova Scotia Economy and the COVID-19 pandemic”. Nova Scotia’s economy grew in 2021 and nominal GDP at market prices exceeded pre-pandemic levels. In 2022, Nova Scotia’s nominal GDP at market prices was approximately $54.4 billion, or 1.9% of Canada’s GDP. Compared with the levels for 2021, real GDP at market prices in chained 2017 dollars for Nova Scotia increased by 2.9% while GDP in Canada increased by 3.8% in 2022. Total exports of goods and services from Nova Scotia to international and inter-provincial destinations, in 2022 increased by 15.5% in nominal terms from 2021 levels.

Manufacturing sales in 2022 increased by 7.5% for Nova Scotia from 2021 levels compared to an increase of 18.1% for Canada .

The following table sets forth certain information about economic activity in Nova Scotia and, where provided, Canada, for the calendar years 2018 through 2022.

SELECTED ECONOMIC INFORMATION

	2018	2019	2020	2021	2022	Compound Annual rate of growth(1) 2018-2022
	(In millions of $ in current prices unless otherwise indicated)
Gross Domestic Product (Nova Scotia)
At Market Prices (2)	$44,875	$46,834	$46,165	$50,788	$54,383	4.9%
Chained 2017 Dollars	$44,077	$45,586	$43,513	$46,082	$47,407	1.8%
GDP at Basic Prices (Chained 2017)	$40,022	$41,404	$39,525	$41,914	$43,188	1.9%
Gross Domestic Product (Canada)
At Market Prices (2)	$2,235,675	$2,313,563	$2,220,527	$2,517,123	$2,813,289	5.9%
Chained 2017 Dollars	$2,199,358	$2,241,331	$2,128,408	$2,240,936	$2,326,537	1.4%
Household Income (Nova Scotia).	$43,349	$44,427	$47,413	$50,021	$52,205	4.8%
Household Income ($ per capita)	$45,230	$45,790	$48,297	$50,469	$51,195	3.1%
Capital Expenditures	$4,181	$4,250	$3,871	$4,239	$5,135	5.3%
Retail Trade.	$16,521	$16,927	$16,524	$19,265	$20,605	5.7%
Value of Manufacturing Sales	$8,908	$9,333	$8,788	$10,068	$10,823	5.0%
Unemployment Rate	7.8%	7.4%	9.9%	8.6%	6.5%
Annual Increase in Consumer Price Index
Nova Scotia	2.2%	1.6%	0.3%	4.1%	7.5%	3.3%
Canada	2.3%	1.9%	0.7%	3.4%	6.8%	3.2%

(1)

Compound annual rate of growth is computed by distributing the aggregate amount of growth during the period on the basis of a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated.

(2)

Gross Domestic Product (“GDP”) at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies. GDP at Basic Prices represents the value added by each of the factors of production.

Sources: Statistics Canada, Tables 17-10-0005-01 (formerly CANSIM 051-0001), 36-10-0222-01 (formerly CANSIM 384-0038), 36-10-0402-01 (formerly CANSIM 379-0030), 36-10-0226-01 (formerly CANSIM 384-0042), 34-10-0035-01 (formerly CANSIM 029-0045), 20-10-0056-01, 16-10-0048-01 (formerly CANSIM 304-0015), 14-10-0327-01 (formerly CANSIM 282-0002), and 18-10-0005-01 (formerly CANSIM 326-0021).

Recent Developments

Nova Scotia Economy and the COVID-19 pandemic

The COVID-19 pandemic was declared by the World Health Organization on March 11, 2020. The declaration of this virus as a deadly global phenomenon quickly led to a shutdown of many nonessential economic activities in many countries and across all Canadian provinces. In Canada, every province announced health, containment, and economic policy measures to mitigate the expected impacts of COVID-19.

The Nova Scotia government declared a province-wide state of emergency under The Emergency Management Act on March 22, 2020, to protect the health and safety of all residents and to reduce the spread of COVID-19. By June 2020, restrictions on many segments of the economy were relaxed subject to review of new health measures by public health officials. Restrictions were re-imposed in November 2020 and again in April 2021 with increases in new COVID-19 cases. Restrictions were subsequently eased within 1-2 months in each case as COVID-19 containment measures reduced transmission of the virus. Nova Scotia ended the state of emergency on March 20, 2022.

Nova Scotia’s economy has largely recovered from the impacts of the COVID-19 pandemic. Severe economic hardship was mitigated through several Federal and Provincial support initiatives for both workers and businesses. Nova Scotia’s real GDP grew by 2.9% in 2022 from 2021 levels with an employment growth of 3.6% below the national average growth of 4.0%, though household income increased by 4.4%. In the December 18, 2023 Forecast Update, Nova Scotia’s real GDP is projected to grow by 1.2% in 2023 and by 1.1% in 2024. Nominal GDP is currently projected to grow by 3.2% in 2023 while consumer price inflation is currently expected to average 4.0%. Nova Scotia’s employment was 502,300 in November 2023, which was 10,300 above its level from November 2022. Nova Scotia’s economic and budgetary outlook remains uncertain resulting from the risks of a potential economic downturn, climate-related events, inflationary pressures, high interest rates and fiscal consolidation at the Federal level.

As of July 1, 2023, Nova Scotia’s population increased to 1,058,964 from 1,025,445 as of July 1, 2022.

The following table sets forth the most recently available information with respect to certain economic indicators for Nova Scotia and Canada.

RECENT DEVELOPMENTS

		Percentage Change, except where noted
	Period	Nova Scotia	Canada
Population	Jul. 1, 2023/	3.2%	3.0%
	Jul. 1, 2022
Retail Trade (1)	Jan. –Sep. 2023/	4.0%	2.2%
	Jan. –Sep. 2022
Manufacturing Sales (1)	Jan. –Oct. 2023/	(1.6%)	1.4%
	Jan. –Oct. 2022
Housing Starts (all areas) (2)	Jan. –Nov. 2023/	22.0%	(8.0%)
	Jan. –Nov. 2022
Employment Growth (3)	Jan. –Nov. 2023/	2.6%	2.5%
	Jan. –Nov. 2022
Unemployment Rate (3)	Jan. –Nov. 2023	6.3%	5.3%
	Jan. –Nov. 2022	6.6%	5.3%
Consumer Price Index	Jan. –Oct. 2023/	4.2%	4.0%
	Jan. –Oct. 2022

(1)	Seasonally adjusted.
(2)	These figures represent residential housing starts in both urban and rural areas, seasonally adjusted at annual rates.
(3)	These figures reflect the seasonally adjusted rate of unemployment.

Sources: Statistics Canada, Tables 20-10-0056-01, 16-10-0047-01 (formerly CANSIM 304-0014), 16-10-0048-01 (formerly CANSIM 304-0015), 34-10-0158-01 (formerly CANSIM 027-0008), 14-10-0287-01 (formerly CANSIM 282-0087), and 18-10-0004-01 (formerly CANSIM 326-0020).

Economic Structure

Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.

The following table shows the relative contribution of each sector to GDP in basic prices (chained 2017 dollars) for Nova Scotia and Canada for the calendar years indicated.

NOVA SCOTIA GROSS DOMESTIC PRODUCT BY INDUSTRY IN BASIC PRICES

(CHAINED 2017 DOLLARS)

						Compound Annual Rate of Growth	% of GDP in Basic Prices,
	2018	2019	2020	2021	2022	2018-2022	2022
	(In millions)
							Nova Scotia	Canada
Primary Sector:
Agriculture, Forestry, Fishing, and Hunting	$1,271	$1,359	$1,176	$1,247	$1,251	(0.4%)	2.9%	2.1%
Mining and Oil, and Gas Extraction	$311	$296	$284	$230	$181	(12.6%)	0.5%	7.6%
Utilities	$866	$873	$858	$869	$876	0.3%	1.8%	2.1%

	2,447	2,528	2,318	2,346	2,308	(1.5%)	5.3%	11.8%

Secondary Sector:
Construction	$2,232	$2,510	$2,412	$2,658	$2,873	6.5%	7.2%	7.4%
Manufacturing	$2,896	$3,093	$2,918	$3,142	$3,104	1.7%	7.4%	9.5%

	$5,128	$5,603	$5,330	$5,800	$5,976	3.9%	14.6%	16.9%

Service Sector:
Transportation and Warehousing	$1,375	$1,402	$1,069	$1,142	$1,313	(1.1%)	3.6%	4.0%
Wholesale Trade	$1,245	$1,299	$1,289	$1,416	$1,367	2.4%	3.4%	5.2%
Retail Trade	$2,671	$2,775	$2,656	$2,915	$2,953	2.5%	6.7%	5.2%
Finance and Insurance	$2,273	$2,337	$2,368	$2,481	$2,551	2.9%	5.7%	7.4%
Real Estate, rental and leasing(1)	$6,520	$6,621	$6,710	$6,952	$7,096	2.1%	16.4%	13.0%
Management of Companies	$83	$67	$49	$36	$26	(25.3%)	0.1%	0.1%
Professional, scientific and technical services	$1,798	$1,900	$1,865	$2,107	$2,299	6.3%	5.2%	6.5%
Administrative and support, waste management
and remediation services	$882	$885	$759	$800	$814	(2.0%)	1.9%	2.4%
Information and Cultural Industries	$1,252	$1,317	$1,237	$1,300	$1,368	2.2%	3.0%	3.5%
Education Services	$2,791	$2,827	$2,778	$2,913	$3,026	2.0%	6.6%	5.3%
Health Care and Social Assistance	$4,348	$4,449	$4,405	$4,555	$4,615	1.5%	10.2%	7.2%
Accommodation and Food Services	$1,070	$1,097	$689	$792	$928	(3.5%)	2.1%	1.9%
Arts, entertainment, and recreation	$228	$226	$154	$170	$190	(4.5%)	0.4%	0.6%
Other Services (except Public Administration)	$817	$829	$731	$792	$838	0.6%	1.9%	1.9%
Public Administration	$5,099	$5,248	$5,138	$5,442	$5,559	2.2%	13.1%	6.9%

	$32,450	$33,278	$31,898	$33,813	$34,941	1.9%	80.2%	71.4%

Gross Domestic Product at Basic Prices	$40,022	$41,404	$39,525	$41,914	$43,188	1.9%	100.0%	100.0%

Source: Statistics Canada, Tables 36-10-0400-01 (formerly CANSIM 379-0028), 36-10-0402-01 (formerly CANSIM 379-0030), 36-10-0434-01 (formerly CANSIM 379-0031).

(1)	Includes imputed values of output from owner-occupied housing.

Population and Labor Force

According to estimates by Statistics Canada, at July 1, 2023, the population of Nova Scotia was 1.059 million or 2.6% of Canada’s population of 40.1 million. Over the period July 2018 to July 2022, the population of Nova Scotia grew by a compounded annual rate of 1.6%, faster than growth of 1.2% for Canada. Nova Scotia’s labor force increased at a compounded annual rate of 1.4% compared to an increase of 1.1% for Canada for the 2018 to 2022 calendar year period.

The COVID-19 pandemic resulted in a decline of 2.1% in Nova Scotia’s labor force and a 4.7% decline in Nova Scotia’s employment on average in 2020 compared to 2019. The annual average reflects large contractions in labor force and employment in the spring of 2020 followed by a rapid recovery as COVID-19 pandemic related restrictions were eased over the summer and fall. Canada’s labor force contracted by 1.2% while employment fell by 5.2% in 2020 compared to 2019. Employment continued to recover through 2022. According to Statistics Canada data for 2022, the Province’s labor force averaged 518,800 persons, representing 61.7% of the population 15 years of age and over. This level remains lower than the participation rate in 2019. The figures for the calendar year 2022 show a fall in the unemployment rate to 6.5% from a rate of 8.6% in 2021. The number of unemployed persons decreased by 10,100 from 2021 to 2022.

As the baby boom cohort of Nova Scotia’s population ages, an increasing share of the population is found among age cohorts that have lower participation rates. Between 2018 and 2022, the share of the working age population as measured by the Labor Force Survey aged 55 and older grew from 42.3% to 43.5% while the share aged between 25 and 54 declined from 44.0% to 43.4%. In 2022 , the labor force participation rate of those aged 55 and up (the cohort with rising share of the population) was 34.6% while the labor force participation rate of those aged 25-54 (the cohort with declining share of the population) was 86.9%.

Nova Scotia’s unemployment rate was 6.6% in October 2023, on a seasonally adjusted basis, which was lower than the October 2022 level of 6.9%. The unemployment rate over the same period for Canada increased to 5.7% from 5.2% one year earlier. The unemployment rate for Nova Scotia in October 2023 reflects an increase of 3.0 % in the labor force from a year earlier, a 1.1% decrease in the number of individuals unemployed and a 3.3% increase in the number of individuals employed, compared to the same month in 2022. The economic outlook remains uncertain given elevated inflation levels, ongoing geopolitical conflict, local capacity pressures and changing household behaviors following the pandemic and the cost-of-living pressures. Global growth is set to slow as the effects of higher interest rates work their way through the economy and inflation returns to the target range.

The following table sets forth Nova Scotia’s population and labor force for the 2018 to 2022 calendar years.

POPULATION AND LABOR FORCE

	2018	2019	2020	2021	2022	Compound Annual Rate of Growth 2018-2022
	(In thousands unless otherwise indicated)
Total Population (July 1)	962.1	975.8	989.2	999.9	1,025.4	1.6%
Population 15 Years of Age and Over	795.8	806	814.1	821.3	840.3	1.4%
Labor Force	490.2	501.8	491.9	512	518.8	1.4%
Labor Force Employed	451.8	464.6	443.3	468.1	484.9	1.8%
Labor Force Unemployed	38.4	37.2	48.6	43.9	33.8	(3.1%)
Participation Rate (%):
Nova Scotia	61.6%	62.3%	60.4%	62.3%	61.7%
Canada	65.8%	66.1%	64.3%	65.4%	65.4%
Unemployment Rate (%):
Nova Scotia	7.8%	7.4%	9.9%	8.6%	6.5%
Canada	5.8%	5.7%	9.7%	7.5%	5.3%

Sources: Statistics Canada, Tables 17-10-0009-01 (formerly CANSIM 051-0001), 14-10-0327-01.

The following table illustrates the distribution of employment in Nova Scotia by industry for the calendar years 2018 through 2022, and the compound annual rate of growth over the period 2018 to 2022.

EMPLOYMENT BY INDUSTRY

	2018	2019	2020	2021	2022	Compound Annual Rate of Growth 2018-2022
	(In thousands)
Agriculture	4.8	6.1	6.0	6.1	5.1	1.5%
Forestry, Fishing, Mining, Oil, and Gas	10.0	10.9	10.9	11.0	9.7	(0.8%)
Utilities	3.5	3.5	4.1	4.9	4.4	5.9%
Construction	31.0	33.7	32.8	35.8	42.3	8.1%
Manufacturing	32.8	33.4	32.6	33.0	34.7	1.4%
Wholesale and Retail Trade	80.6	82.1	68.7	71.9	74.3	(2.0%)
Wholesale Trade	13.5	14.0	11.3	12.6	11.6	(3.7%)
Retail Trade	67.1	68.1	57.4	59.3	62.7	(1.7%)
Transportation and Warehousing	19.6	19.3	18.7	24.3	20.4	1.0%
Finance, Insurance, Real Estate, and Leasing	22.5	21.7	23.5	25.4	27.4	5.0%
Professional, Scientific, and Technical Services	25.3	27.1	29.8	32.9	37.6	10.4%
Business, Building and Other Support Services	17.8	17.2	18.2	18.2	19.1	1.8%
Educational Services	37.2	35.6	35.7	36.6	36.4	(0.5%)
Health Care and Social Assistance	67.6	74.6	72.6	78.2	79.6	4.2%
Information, Culture, and Recreation	17.9	18.7	15.0	13.5	16.2	(2.5%)
Accommodation and Food Services	33.9	34.1	28.0	28.1	27.8	(4.8%)
Other Services	18.0	15.7	16.4	17.1	17.7	(0.4%)
Public Administration	29.5	31.1	30.5	31.0	32.1	2.1%

Total - All Industries	451.8	464.6	443.3	468.1	484.9	1.8%

Source: Statistics Canada, Table 14-10-0023-01 (formerly CANSIM 282-0008).

Income and Prices

Household income in Nova Scotia increased 4.4% to $52.2 billion in 2022 from 2021 and average weekly wages in 2022 were $1,019.31, up 4.0% from the level in 2021. Growth in average weekly wages in 2022 was broad based, with all sectors except wholesale trade experiencing growth over the previous year.

The following table reflects the percentage increases in average weekly wages and salaries for calendar years 2018 through 2022 as well as the Consumer Price Index (“CPI”) for Nova Scotia and Canada. On an annual basis in 2022, Nova Scotia’s CPI increased by 7.5% from 2021, while Canada’s CPI increased by 6.8% from 2021.

CPI AND AVERAGE WEEKLY WAGES AND SALARIES, INDUSTRIAL

AGGREGATE (PERCENT INCREASE OVER PREVIOUS YEAR)

	2018	2019	2020	2021	2022	Compound Annual Rate of Growth 2018-2022
	Aggregate (Percent Increase Over Previous Year)
Nova Scotia
Average Weekly Earnings	1.2%	3.8%	6.7%	1.5%	4.0%	4.0%
CPI	2.2%	1.6%	0.3%	4.1%	7.5%	3.3%
Canada
Average Weekly Earnings	2.6%	2.7%	6.6%	3.1%	3.1%	3.9%
CPI	2.3%	1.9%	0.7%	3.4%	6.8%	3.2%

Sources: Statistics Canada, Tables 14-10-0204-01 (formerly CANSIM 281-0027) and 18-10-0005-01 (formerly CANSIM 326-0021).

Capital Expenditures

Capital expenditures consist of investment in new construction, and purchases of machinery and equipment in Nova Scotia by the private sector and all levels of government.

The following table sets forth capital expenditures for the 2019 to 2022 calendar years and investment spending intentions for 2023.

CAPITAL EXPENDITURES (1)

	2019	2020	2021	2022(2)	2023(3)
	(in millions)
Agriculture, forestry, and fishing	$169	$109	$165	$247	$122
Mining & oil and gas extraction.	$63	$69	$80	$78	$46
Utilities	$492	$411	$496	$691	$713
Construction	$163	$100	$191	$216	$229
Manufacturing	$283	$280	$380	$372	$242
Wholesale trade	$81	x	$86	$81	$76
Retail trade	$205	$181	$188	$168	$173
Transportation & warehousing	$362	$322	$318	$412	$518
Information & cultural industries	$259	$309	x	$376	$417
Finance & insurance	$45	$38	x	x	$39
Real estate and rental and lending	$515	$261	$280	$227	$225
Professional, scientific & technical services	$49	$45	$60	x	$80
Management of companies and enterprises	$22	x	$7	$21	$23
Administrative support, waste management and remediation services	$43	x	$63	$48	$59
Educational services	$263	$244	$292	$437	$414
Health care and social assistance	$184	$209	$195	$288	$262
Arts, entertainment and recreation	$103	x	$55	$55	$81
Accommodation and food services	$110	$78	x	$86	x
Other services (except public administration)	$22	$28	$27	$23	$13
Public administration	$820	$1,014	$932	$1,221	$1,234

Total	$4,250	$3,871	$4,239	$5,135	$5,058

Private Sector	$2,688	$2,233	$2,558	$2,858	$2,801
Public Sector	$1,562	$1,639	$1,681	$2,277	$2,256

Total	$4,250	$3,871	$4,239	$5,135	$5,058

Construction	$2,321	$2,248	$2,434	$3,102	$3,145
Machinery and Equipment	$1,930	$1,623	$1,805	$2,033	$1,913

Total	$4,250	$3,871	$4,239	$5,135	$5,058

(1)

Capital Expenditures are classified under the North American Industrial Classification System (“NAICS”), x – suppressed by Statistics Canada to meet the confidentiality requirements of the Statistics Act or too unreliable to be published by Statistics Canada

(2)	Preliminary Actual.
(3)	Investment Intentions.

Source: Statistics Canada, Tables 34-10-0035-01 (formerly CANSIM 029-0045) and 34-10-0038-01 (formerly CANSIM 029-0048).

According to the “Annual Capital and Repair Expenditures Survey,” capital expenditure intentions show a 1.5% decline for Nova Scotia in 2023 from 2022, reflecting expectations of decreased capital spending in most goods-producing industries, for mining, agriculture and forestry, and manufacturing except in utilities and construction. The decline is expected to be partially offset by increase in service-producing industries, including retail trade, transportation, information and administrative support, management and arts and recreation services. Capital expenditures as used in this survey, released in February 2023, is defined as the collection of data on intentions for capital investment and expenditures and does not include housing.

According to the “Annual Capital and Repair Expenditures Survey,” capital expenditures showed a 21.1% increase for Nova Scotia in 2022 from 2021, reflecting higher investment levels in agriculture, utilities, construction, transportation and warehousing, management of companies, educational services, healthcare, arts, entertainment and recreation, and public administration. Every other industry reported lower investment levels.

Goods Producing Industries

Manufacturing. The manufacturing industry is usually the largest contributor to the goods producing portion of Nova Scotia’s economy and accounted for 7.4% of real GDP (basic prices in chained 2017 dollars) in 2022. The gross selling value of manufacturing sales for Nova Scotia in 2022 were $10,822.8 million. Between 2018 and 2022, manufacturing sales grew at a compounded annual rate of increase of 5.0% over the period. This compares with an increase of 5.5% for Canada over the same period.

The employment level in the manufacturing sector in 2022 was 34,700, an increase of 1,700 from 2021. The manufacturing sector employed 7.2% of all workers in Nova Scotia in 2022, compared to 9.1% in Canada. Most of the employment in the manufacturing sector occurs outside of the province’s largest urban center (Halifax Regional Municipality) making the sector directly and indirectly a key employer in many of the more rural areas of the province.

The United States is the primary market for Nova Scotia’s international total merchandise exports. In 2022, $4.33 billion or 65.7% of the value of Nova Scotia’s international total exports went to the United States.

Construction. The construction industry was the second largest goods-producing industry in Nova Scotia in 2022. The sector’s contribution to real GDP (basic prices in chained 2017 dollars) was $2.9 billion in 2022 and accounted for 7.2% of total GDP. Construction activity accounted for 57.4% of total capital expenditures in 2021. Compounded annually capital construction expenditures in Nova Scotia increased 8.8% for the 2018 to 2022 period, as compared to a 4.7% increase for Canada.

Canada Mortgage and Housing Corporation reported that housing starts in all areas of Nova Scotia decreased by 4.4% in 2022 from 2021 levels, compared to a decrease of 3.4% at the national level over the same period.

The Federal government has introduced mortgage policies over the past number of years to expand the use and stringency of stress tests in mortgage insurance and elevate insurance criteria for low-ratio mortgages/mortgage loans that constitute greater than 80% of the value of a home. These Federal regulatory changes were directed at housing markets in Toronto and Vancouver. Although Federal government policy can have an impact on housing markets through restrictions in mortgage financing, the recent performance of the province’s housing sector is more likely attributable to longer-term demographic trends and a shift of the market away from single-detached dwellings to multi-unit apartments. The provincial government has added regulations to make house purchases more affordable for first time home buyers with adjustments such as a new definition of First Time Home Buyers.

Housing price growth in Halifax was slow from 2014 to 2018 but picked up somewhat in 2018 and 2019 before accelerating in 2020 until 2022. House price growth moderated early in 2023 before accelerating later in the year. The Royal Bank of Canada’s housing affordability measure has risen for Halifax from 2020 to 2023 but remains below the Canadian average.

Nova Scotia’s aging demographics and immigration has driven a shift in demand away from single-detached housing toward multiple-unit construction intended for the rental market. Housing starts have lagged the rising population and household formation rates in the Province over the past five years. Most of the construction has been in Halifax where population growth rates have been higher.

HOUSING STARTS, ALL AREAS, NOVA SCOTIA

	2018	2019	2020	2021	2022
Single-detached	2,027	1,920	1,914	2,253	2,249
Multiples.	2,759	2,799	2,951	3,722	3,465
Semi-detached	353	310	386	405	248
Row	244	253	260	353	335
Apartment and other unit type	2,162	2,236	2,305	2,964	2,882

Total units	4,786	4,719	4,865	5,975	5,714

Source: Statistics Canada, Table 34-10-0135-01 (formerly CANSIM 027-0008).

Employment in the construction sector during 2022 was 42,300, an increase of 6,500 persons from levels in 2021.

Fisheries. A large and diverse commercial fish and processing industry exists in Nova Scotia. Nova Scotia harvests over 50 different species of seafood and exports these products to all major seafood markets. The Federal Government, through detailed stock assessment plans and quotas, manages fisheries resources. The primary fishing sector contributed $754.0 million (in chained 2017 dollars) to the Province’s GDP in 2022, an increase of 0.1 % over 2021 levels. Seafood processing contributed a further $321.9 million (in chained 2017 dollars) to the Province’s GDP in 2022, a decrease of 3.8% from 2021 levels.

Nova Scotia’s fish landings had a value of $1,685 million in 2021, and total volume of commercial fish landings decreased by 1.1% in 2021 from the level in 2020. The impact of fishing on the Province’s GDP is also seen in the manufacturing segment, which includes fish processing. Lobster is the predominant species and represented 59.9% of the total landed value in 2021. Queen Crab (15.6%), Scallop (8.6%), Halibut (3.6%), and Shrimp (3.5%) made up the next largest portions of landed values in 2021.

Nova Scotia was the largest exporter of fresh and processed seafood in 2022 among all provinces, at $2.6 billion. The United States is Nova Scotia’s top destination, representing 47.4% of fresh and processed seafood exports in 2022. Nova Scotia exports to over 60 countries including China, Japan, South Korea, France, Belgium, and the Netherlands. The export value of seafood in 2022 increased by 4.3% compared to the total value in 2021.

The following table sets forth information with respect to the value of fish landings in Nova Scotia for the calendar years 2017 through 2021, and the value of exports of fresh and processed fish, including the value of exports of major species, for the calendar years 2018 through 2022.

FISHING AND FISH PROCESSING INDUSTRY

	2017	2018	2019	2020	2021
Value of Fish Landings (in millions)	$1,409	$1,378	$1,510	$1,122	$1,685

	2018	2019	2020	2021	2022
Value of Exports of fresh and processed fish (in millions)	$2,008	$2,282	$1,970	$2,441	$2,554
Lobster	$1,033	$1,189	$1,009	$1,317	$1,314
Scallops	$131	$154	$147	$171	$203
Crab	$273	$295	$237	$351	$346
Shrimp	$139	$152	$151	$145	$158
Halibut	$94	$109	$101	$116	$129

Sources: Department of Fisheries and Oceans, Innovation, Science and Economic Development Canada.

Mining and Mineral Exploration The preliminary value of mineral production (excluding oil and gas) in Nova Scotia was $337 million in 2022, a decrease of 18.4% from 2021 levels. Mineral production has decreased further in 2022 as the Touquoy gold mine expansion project was not warranted designation under Impact Assessment Act.

Real GDP in mining and quarrying, including the oil and gas industries, decreased by 21.3% in 2022 from 2021; (real GDP in the oil and gas extraction industry was $0 in both 2021 and 2022). The industry employed 2,500 persons in 2022.

Agriculture Real GDP in 2022 in the crop and animal production sector increased by 3.5% compared to 2021. Total farm cash receipts in 2022 increased by 13.5%, comprised of an increase in crop receipts14.8%, an increase in livestock of 12.2% and an increase in direct payments of 27.1% (these are primarily government support payments and crop insurance). The number of people employed in the agricultural sector stood at 5,100 persons in 2022, a decrease of approximately 1,000 persons from 2021. The major components of agricultural production in Nova Scotia include dairy products, cannabis, apples, blueberries, cattle, field vegetables, floriculture/nursery and eggs.

Forestry In 2022, Statistics Canada reported the value of manufacturing shipments for wood products was $643.8 million, a decrease of 3.8% from 2021. The forestry and logging and support sector employed 1,800 workers in 2022, a decrease of approximately 400 persons from 2021. In 2022, the total Provincial harvest of solid wood was 2,315,054 cubic meters, a decrease of 12.0% from 2021. Of this amount, 121,792 cubic meters or 5.0% was exported.

Lumber shipments in 2022 were 0.902 million cubic meters, a decrease of 9.6% from 2021 levels. Export sales of wood products decreased 9.1% in 2022 from 2021. The largest export destination for wood products is the United States (81.6% of exports in 2022), and the value of wood product exports to the US decreased by 9.7% in 2022 compared to 2021. In January 2020, Northern Pulp ceased production and export of wood pulp. In 2022, Nova Scotia’s export sales for pulp products fell to $0, while paper exports grew by 18.0% to $294.7 million.

Exports

The total value of exports of goods and services from Nova Scotia in 2022, under Statistics Canada’s Provincial Economic Accounts data system, stood at $19,786 million, resulting in an annual compound growth rate of 5.1% over the 2018 to 2022 period. The value of exports of goods and services represented 36.4% of the total value of Nova Scotia’s GDP in 2022.

Of the $19,786 million in exports of goods and services, 48.9%, or $9,679 million, was shipped to other countries, leaving 51.1% or $10,107 million as exports to other provinces within Canada. Exports of goods accounted for 55.5% of the total exports while exports of services accounted for 44.5%. Most of the goods are exported to other countries (62.2%), while services are mostly exported to other provinces (67.6%).

Over the 2018 to 2022 period, the total value of exports of goods had an annual compound rate of growth of 4.0% compared to a growth rate of 6.6% for the total value of export of services.

Statistics Canada reports in their Provincial Economic Accounts that the total value of international exports of goods in 2022 was $6,826 million, experiencing an annual compound rate of growth of 4.3% since 2018. The Provincial Economic Accounts figure can be contrasted with Nova Scotia’s international merchandise domestic exports of goods based on customs clearing data that amounted to $6,593.0 million in 2022. The Provincial Economic Accounts adjusts the customs data for other costs such as transportation margins and duties. Additionally, “domestic” international exports do not include exports from the Province that originated outside the Province.

According to the Bank of Canada, during the years 2018, 2019, 2020, 2021, and 2022, the annual average Canadian dollar/US dollar exchange rates were $1.2957, $1.3269, $1.3415, $1.2535, and $1.3013, respectively.

The following table sets forth categories of Selected Trade indicators for the calendar years 2018 through 2022.

SELECTED TRADE INDICATORS (in millions)

	2018	2019	2020	2021	2022
Exports of goods to other countries	$5,771	$6,454	$5,579	$6,443	$6,826
Export of services to other countries	$2,311	$2,648	$2,206	$2,420	$2,853

Exports to other countries	$8,082	$9,102	$7,785	$8,863	$9,679

Exports of goods to other provinces	$3,629	$3,645	$3,448	$3,629	$4,155
Export of services to other provinces	$4,503	$4,650	$4,076	$4,640	$5,952

Exports to other provinces	$8,132	$8,295	$7,524	$8,269	$10,107

Total Exports of goods and services:	$16,214	$17,397	$15,309	$17,132	$19,786

Imports of goods from other countries	$11,925	$12,235	$11,364	$12,974	$15,563
Import of services from other countries	$1,875	$1,964	$1,739	$1,878	$2,425

Imports from other countries	$13,800	$14,199	$13,103	$14,852	$17,988

Imports of goods from other provinces	$5,693	$6,257	$6,058	$7,211	$8,214
Imports of services from other provinces	$8,837	$9,200	$8,499	$9,537	$10,749

Imports from other provinces	$14,530	$15,457	$14,557	$16,748	$18,963

Total Imports of goods and services:	$28,330	$29,656	$27,660	$31,600	$36,951

Trade Balance	($12,116)	($12,259)	($12,351)	($14,468)	($17,165)

Source: Statistics Canada, Table 36-10-0222-01 (formerly CANSIM 384-0038).

The following two tables sets forth Nova Scotia’s top international merchandise exports by industry and the top imports by product for the calendar years 2018 through 2022, and the compound annual growth rate over the 2018 to 2022 period. Annual growth rates in international merchandise exports have mostly recovered after the COVID-19 pandemic.

INTERNATIONAL MERCHANDISE EXPORTS BY INDUSTRY

	2018	2019	2020	2021	2022	Compound Annual Rate of Growth 2018-2022
		(in millions)
Fishing	$953	$1,137	$1,003	$1,255	$1,270	7.4%
Seafood product preparation and packaging	$1,066	$1,150	$1,021	$1,235	$1,302	5.1%
Tire manufacturing	$1,177	$1,245	$1,000	$1,197	$1,192	0.3%
Sawmills and wood preservation	$176	$148	$192	$271	$239	8.0%
Paper mills	$223	$193	$196	$250	$295	7.2%
Frozen food manufacturing	$145	$170	$174	$161	$233	12.6%
Recyclable metal merchant wholesalers	$120	$102	$76	$141	$128	1.6%
Navigational, measuring, medical and control instruments manufacturing	$75	$83	$78	$90	$136	16.3%
Plastic packaging materials and unlaminated film and sheet manufacturing	$82	$89	$91	$87	$83	0.3%
Laminated plastic plate, sheet (except packaging), and shape manufacturing	$61	$69	$64	$86	$103	14.1%
Sub-Total	$4,078	$4,385	$3,894	$4,773	$4,981	5.1%

Other	$1,646	$1,666	$1,328	$1,409	$1,612	(0.5%)

Grand Total	$5,723	$6,051	$5,222	$6,183	$6,593	3.6%

Source: Innovation, Science and Economic Development Canada, 5 digit NAICS codes.

INTERNATIONAL MERCHANDISE IMPORTS BY PRODUCT

	2018	2019	2020	2021	2022	Compound Annual Rate of Growth 2018-2022
		(in millions)
Motor Vehicles For Passenger Transport (Other than Buses/Public Transport)	$4,585	$3,825	$2,569	$3,244	$4,234	(2.0%)
Petroleum Oils and Oils Obtained From Bituminous Minerals (Other Than Crude)	$1,041	$1,047	$490	$794	$955	(2.1%)
Coal; Briquettes, Ovoids and Similar Solid Fuels, Manufactured From Coal	$184	$149	$94	$197	$380	19.8%
Motor Vehicles For The Transport of Goods	$277	$405	$182	$186	$299	1.9%
Self-propelled Bulldozers, Angledozers, Graders, Excavators, Shovel loaders, etc.	$108	$131	$100	$135	$241	22.2%
Moving, Grading, Scraping or Boring Machinery For Earth; Pile Drivers; Snow-Plows	$103	$92	$126	$197	$165	12.5%
Fish Fillets and Other Fish Meat, Whether or Not Minced, Fresh, Chilled or Frozen	$103	$122	$117	$115	$151	10.0%
Radioactive Chemical Elements & Isotopes, Their Compounds, Mixtures & Residues	$73	$4	$3	$3	$147	19.1%
Tractors, Other Than Tractors of Heading No 8709	$47	$56	$58	$103	$145	32.6%
Natural Rubber, Balata, Gutta-Percha, etc, & Similar Natural Gums, in Primary Forms or in Plates, or the like	$140	$159	$92	$117	$131	(1.6%)
Sub-Total	$6,661	$5,991	$3,831	$5,092	$6,847	0.7%

Other	$3,828	$4,592	$4,525	$4,204	$4,091	1.7%
Grand Total(1)	$10,489	$10,583	$8,356	$9,296	$10,938	1.1%

Source: Innovation, Science and Economic Development Canada, HS4 codes.

Merchandise imports by commodity are assessed based on their port of clearance, rather than their intended destination in Canada (or beyond). Of note in the table on imports into Nova Scotia by product grouping is the large amount of motor vehicles for passenger transport. Most of these vehicles arrive from Europe and are then shipped across Canada.

The following tables show top export destinations and import sources. The ranking for the top countries is based on their value in 2022, but the same countries are shown for all five years.

INTERNATIONAL MERCHANDISE EXPORTS BY TOP 10 COUNTRIES

	2018	2019	2020	2021	2022

		(in millions)
United States	$3,615	$3,763	$3,370	$3,973	$4,334
China	$793	$996	$653	$698	$723
France (incl. Monaco, French Antilles)	$73	$89	$89	$107	$127
Korea, South	$108	$126	$104	$130	$120
United Kingdom	$85	$90	$77	$91	$118
Netherlands	$99	$83	$100	$113	$108
Japan	$94	$106	$87	$110	$106
India	$28	$30	$64	$61	$99
Belgium	$46	$51	$59	$90	$77
Germany	$45	$56	$54	$52	$71
Sub-total	$4,985	$5,390	$4,657	$5,426	$5,883

Others	$738	$661	$565	$757	$708
Total All Countries(1)	$5,723	$6,051	$5,222	$6,183	$6,590

Source: Innovation, Science and Economic Development Canada.

INTERNATIONAL MERCHANDISE IMPORTS BY TOP 10 COUNTRIES(1)

	2018	2019	2020	2021	2022

		(in millions)
Germany	$3,311	$2,622	$1,864	$2,319	$3,269
Cuba	$707	$538	$568	$672	$942
United Kingdom	$1,085	$1,243	$716	$831	$849
China	$392	$526	$514	$431	$701
United States	$1,128	$807	$603	$562	$666
Slovakia	$139	$267	$261	$326	$457
Belgium	$1,005	$1,446	$1,372	$1,163	$419
Netherlands	$281	$344	$215	$192	$360
Finland	$165	$149	$194	$305	$308
Sweden	$539	$296	$250	$404	$296

Sub-total	$8,753	$8,238	$6,556	$7,204	$8,267

Others	$1,736	$2,345	$1,799	$2,092	$2,671
Total All Countries	$10,489	$10,583	$8,356	$9,296	$10,938

Source: Innovation, Science and Economic Development Canada.

(1)

Merchandise trade data on a customs basis reports imports based on their province of clearance. Much of the value of goods cleared at Nova Scotia ports is not in fact destined for Nova Scotia customers and as such does not reflect the nature of economic relationship between the Province and the countries listed as major import sources. For example, Halifax has a significant auto port at which a large number of high valued cars from Germany (and elsewhere in Europe) are cleared, loaded onto trains and shipped elsewhere in North America.

The United States has renegotiated the North American Free Trade Agreement (“NAFTA”) with Canada and Mexico replacing NAFTA with the United States Mexico Canada Agreement (“USMCA”). The Canadian Parliament approved the USMCA on March 13, 2020, and the USMCA came into effect on July 1, 2020. The Province believes that the USMCA, as negotiated and approved, has not had a significant impact on Nova Scotia’s trade with the United States. The imposition of tariffs by the United States on certain goods exported to the United States from Canada is not likely to have a significant impact on exports from Nova Scotia to the United States as Nova Scotia based businesses are not significant exporters of such goods to the United States market.

After the United States, China is the second largest destination of Nova Scotia goods exports. The bulk of Nova Scotia exports to China destination are seafood, consumer, forestry, and metal products as well as industrial machinery parts.

After China, the European Union is the third largest destination of Nova Scotia goods exports. The bulk of Nova Scotia exports to European Union destinations are fish and agricultural products as well as aerospace parts.

Service Sector

Overview. The Halifax metropolitan area is the largest financial and commercial service center in Atlantic Canada. The area is also one of Canada’s major medical and scientific communities, and the location of several federally sponsored scientific research institutions, including the Bedford Institute of Oceanography. The Halifax region is also home to several universities as it is a major education center for Atlantic Canada.

The Halifax region accounted for 52.1% of the total employment in Nova Scotia in 2022 producing an unemployment rate of 4.9% for 2022 compared to the 6.5% unemployment rate for the Province as a whole, and a 5.3% unemployment rate for Canada.

The following table sets forth the percentage contribution to the GDP for the service sector by component for the calendar years 2018 through 2022.

SERVICE INDUSTRIES AS A PERCENTAGE OF TOTAL SERVICE PRODUCING INDUSTRIES

	2018	2019	2020	2021	2022
Wholesale trade	3.8%	3.7%	3.7%	4.1%	4.2%
Retail trade	8.1%	8.2%	8.0%	8.3%	8.3%
Transportation and warehousing(1)	4.3%	4.4%	3.9%	3.9%	4.5%
Information and cultural industries	4.0%	4.1%	4.0%	3.9%	3.7%
Finance and insurance	7.0%	7.0%	7.3%	7.2%	7.1%
Real estate and rental and leasing	20.0%	20.0%	20.9%	20.5%	20.5%
Professional, scientific and technical services	5.5%	5.7%	5.8%	6.2%	6.5%
Management of companies and enterprises	0.2%	0.2%	0.1%	0.1%	0.1%
Administrative and support, waste management and remediation services	2.7%	2.7%	2.5%	2.5%	2.4%
Educational services	8.4%	8.4%	8.6%	8.5%	8.2%
Health care and social assistance	13.6%	13.5%	14.1%	13.4%	12.7%
Arts, entertainment and recreation	0.7%	0.7%	0.5%	0.5%	0.5%
Accommodation and food services	3.4%	3.3%	2.0%	2.1%	2.6%
Other services (except public administration)	2.5%	2.5%	2.3%	2.4%	2.4%
Public administration	15.7%	15.6%	16.2%	16.4%	16.3%

Total (2)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes Pipeline Transportation
(2)	Numbers may not add up due to rounding.

Source: Statistics Canada, Table 36-10-0400-01 (formerly CANSIM 379-0030).

Trade. In 2022, wholesale merchants’ sales increased 2.9% and retail sales increased by 7.0% in Nova Scotia compared to an increase of 11.8% and an increase of 8.3% respectively in Canada from 2021 levels. The value of retail sales in 2022 in Nova Scotia was $20.6 billion and real GDP from retail trade grew by 1.3%. The compound annual rate of growth in retail sales was 5.7% in Nova Scotia and 5.2% in Canada during the 2018 to 2022 period. Employment in the wholesale sector and retail sector in Nova Scotia stood at 11,600 and 62,700 persons respectively in 2022. This represents a decrease of approximately 1,000 persons in the wholesale sector, and an increase of 3,400 persons in the retail sector, compared to 2021.

In 2022, the wholesale sector had a real GDP decrease of 3.5% compared to 2021. The combined wholesale and retail trade sector accounted for 10.1% of the total value of real GDP at basic prices for the Province in 2022.

Transportation and Warehousing. Transportation and warehousing have been important factors in the economy of Nova Scotia throughout its history. Halifax harbor and the Strait of Canso are deep-water, ice-free harbors. The Port of Halifax is capable of handling vessels up to 150,000 metric tonnes, and the Strait of Canso can accommodate the world’s largest super-tankers.

The sector’s real GDP (chained 2017 dollars) in 2022 increased by 14.9% from 2021. In 2022, the sector employed about 20,400 persons, a decrease of 3,900 persons from 2021.

Port facilities at Halifax include 35 deep-water berths that are complemented by rail, air, and motor freight services. With two container terminals, each capable of berthing two container ships simultaneously, Halifax is Canada’s fourth largest container port and is capable of handling fully laden Post-Panamax vessels. Halifax’s south end container terminal is undergoing a project to simultaneously berth and service two post-Panamax vessels. The total volume of cargo handled by the Port of Halifax in 2022 was 5.4 million metric tonnes. In 2022, containerized cargo tonnage amounted for 4.9 million metric tonnes. The Port of Halifax handled 601,700 TEU (twenty-foot equivalent units) in 2022, up 1.0% from the number in 2021. Non-containerized cargo accounted for approximately 0.52 million metric tonnes. Non-containerized cargo consists of Bulk cargo (chiefly consisting of petroleum products and gypsum), Ro/Ro (roll-on/roll-off) and break-bulk. This port serves as a trans-shipment point for automobile distribution throughout Atlantic Canada via ship and rail. The Port of Halifax had 148 cruise vessels visit in 2022 following two years of zero visitation due to pandemic-related restrictions.

Tourism. Tourism activity recovered somewhat in 2022 following significant declines in 2020 and 2021with the imposition of travel restrictions to contain the spread of COVID-19. Visitation statistics were not collected from March through July 2020. In 2022 there were total 1.9 million visitors to Nova Scotia, a decrease of 18% from 2019 levels. Overall in 2022, the majority of visitors, 88.2%, came from other parts of Canada, while 7.2% came from the United States, and 4.6% came from overseas. About 61.5% of visitors to Nova Scotia travelled by road with the remaining 38.5% arriving by air. In 2022, the number of room-nights sold for fixed roof accommodations increased by 61% from 2021 levels.

Energy

Nova Scotia is no longer a producer of natural gas as the two former producers, Sable Offshore Energy Project and the Deep Panuke Project, both ceased production in 2018. There is currently no exploration activity for petroleum resources in the Nova Scotia offshore region.

The majority of electricity generated in Nova Scotia is from coal and oil-fired facilities. Overall total electricity production from utilities and independent power producers in Nova Scotia for 2022 was 8,774 gigawatt hours, a 5.4% decrease in production from 2021. Total hydro, tidal, wind and solar generation for 2022 was 2,035 gigawatt hours, a 0.5% decrease from 2021. Starting in 2015, the Province of Nova Scotia’s regulations require that nearly 25% of the Province’s electricity supply come from renewable sources (wind, solar, tidal and biomass technology), and had a target of 40% renewable electricity by 2020. The Province achieved the 2015 target, and Nova Scotia Power reported that 33% of electricity generated in 2022 was from renewable sources; Nova Scotia Power has a goal to reach 80% renewable energy by 2030. The Province anticipates Nova Scotia Power will meet the 40% renewable electricity standard in 2023 following substantial improvements in the delivery of contracted energy across the Maritime Link, which provides access to Newfoundland & Labrador Hydro’s Muskrat Falls and related infrastructure. The Muskrat Falls and related infrastructure reached key commercial operational milestones in 2023, resulting in increased access to additional renewable electricity imports for Nova Scotia Power. The Province also completed a successful procurement process for more than 370MW of new wind energy that will come online in 2025 or 2026, providing an additional 12% renewable electricity for all customers.

ELECTRIC POWER GENERATION (MEGAWATT HOURS)

	2018	2019	2020	2021	2022
Hydro, Tidal, Wind, Solar and other	2,434,958	2,390,119	2,118,187	2,045,959	2,035,210
Thermal generation	8,070,269	7,604,214	7,426,287	7,229,402	6,738,445

Total	10,505,227	9,994,333	9,544,474	9,275,361	8,773,655

Source: Statistics Canada, Table 25-10-0020-01 (formerly CANSIM 127-0007).

GOVERNMENT FINANCE

Overview

Under the Canadian Constitution, the Province of Nova Scotia is granted certain exclusive powers, including the power to impose direct taxation within the Province to raise revenue for Provincial purposes and the power to borrow money on the sole credit of the Province. Certain responsibilities assigned to the Province are, in turn, delegated to municipal governments and other local bodies within the province, such as school boards and local service commissions, under varying degrees of Provincial control.

Municipal governments raise their own revenues from a number of sources, the most important of which is real property taxes, and also receive financial assistance from the Province. Municipal borrowing powers are strictly limited; operating deficits in any given year must be recaptured through taxation or other current revenues the following year. Under the incorporating legislation, municipalities and municipal enterprises long-term capital requirements are subject to the approval of the Minister of Municipal Affairs of the Province and must be made through the Nova Scotia Municipal Fund, formerly the Municipal Finance Corporation (“MFC”), except for borrowings from the Federal Government, the Province, another municipality, or their agencies. The municipalities may carry debt with financial institutions until long-term financing is arranged with the Nova Scotia Municipal Fund. As of December 1, 2022, through the enactment of the Municipal Finance Corporation Dissolution Act, assets, liabilities, and employees were transitioned and integrated within the Department of Finance and Treasury Board.

The receipt of public revenues, the disbursement of public funds, the control of expenditures, and the keeping and auditing of the Public Accounts of the Province are governed by various Provincial statutes. All receipts and disbursements of public money of the Province’s departments and public service units flow through the General Revenue Fund. Such receipts and disbursements consist of revenue, expenditures, and other transactions. Any net cash requirement of the General Revenue Fund is provided for by the Province’s traditional sources of financing, including borrowings in the public and private financial markets and internal sources.

Anticipated revenue, program expenses, capital expenditures, and debt servicing costs included in the budgetary estimates of the Province are submitted for approval to the House of Assembly for each fiscal year. Authority for expenditure expires at the end of each fiscal year. Funds for expenditure may also be provided by special legislation and by order of the Lieutenant Governor in Council pursuant to the authority of the Finance Act. Loans and investments, including those to or on behalf of corporations and agencies owned or controlled by the Province, are generally made pursuant to the authority and limitations of various Provincial statutes and are not included in the annual budgetary estimates submitted to the House of Assembly for approval.

The accounts and financial operations of the Province and the financial statements of certain crown corporations and agencies are subject to audit by the Auditor General, an official appointed by the Lieutenant Governor in Council under the Auditor General Act. The Auditor General audits the Consolidated Financial Statements of the Province.

On March 23, 2023, the Minister of Finance and Treasury Board submitted the Budget for the fiscal year 2023-24, which is referred to herein as “Estimate 2023”.

Specific Accounting Policies

Financial statements of the Province are prepared in accordance with Canadian generally accepted accounting principles for the public sector, which for purposes of the Province’s financial statements are represented by accounting recommendations of the Public Sector Accounting Board (“PSAB”) of the Chartered Professional Accountants (“CPA”) of Canada, supplemented where appropriate by other CPA of Canada and International Federation of Accountants accounting standards or pronouncements.

The Government Reporting Entity

The Government Reporting Entity is comprised of the General Revenue Fund, other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. Governmental Units and Government Business Enterprises represent the entities that are controlled by the Province. Government Partnership Arrangements represent entities for which decision making and significant risks and benefits are shared with other parties outside of the Government Reporting Entity.

Principles of Consolidation

This section describes the accounting treatment for each type of entity included in the Consolidated Financial Statements of the Province. A Governmental Unit is a government organization that is not a Government Business Enterprise. Governmental Units include government departments, public service votes, funds, agencies, service organizations, boards, government not-for-profit organizations, and government business-type organizations. The accounts of Government Units are consolidated on a line-by-line basis after adjusting for differences in significant accounting policies with the exception of capitalization thresholds and depreciation methods and rates of accounting for tangible capital assets for which no accounting policy adjustments are performed. Significant inter-organization accounts and transactions are eliminated.

A Government Business Enterprise is a self-sustaining organization that has the financial and operating authority to sell goods and services to individuals and non-government organizations as its principal activity and source of revenue. Government Business Enterprises have been accounted for on the modified equity basis that does not require any accounting policy adjustments. Net equity of Government Business Enterprises is included in government consolidated financial statements in the Consolidated Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Consolidated Statement of Operations. The largest Government Business Enterprises, in terms of revenues, are the Nova Scotia Liquor Corporation and the Nova Scotia Gaming Corporation.

As a result of government restructuring effective December 1, 2022, the Nova Scotia Gaming Corporation “NSGC” transitioned from a Government Business Enterprise to an Other Government Organization under Public Sector Accounting Standards. As part of this change, NSGC’s three distinct operating segments — Casino Nova Scotia, Atlantic Lottery Corporation, and NSG Corporate Services are accounted for, according to Public Sector Account Standards, as a Government Business Enterprise, a Government Business Partnership and an Other Government Organization, respectively going forward.

A Government Partnership Agreement is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make a financial investment in the partnership, share control of decision-making, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. The Province’s interest in Government Partnership Agreements and business partnerships is accounted for using the modified equity method, as Government Partnership Agreements do not meet the threshold of materiality and cost-benefit to use the proportionate consolidation method.

A complete overview of the organizations within the Government Reporting Entity is available within the Province’s Public Accounts, Volumes I and II for the fiscal year 2022-23. For Volume I of the Public Accounts, see Exhibit (1) to the Province’s Form 18-K/A, Amendment No. 1 for the fiscal year ended March 31, 2022.

Revenues

Revenues are recorded on an accrual basis. The main components of revenue include federal transfers such as Equalization, Canada Health Transfer, and Canada Social Transfer, as well as interest, various taxes, and legislated levies. Revenues from Personal and Corporate Income Taxes and Harmonized Sales Taxes, are accrued in the year earned based on estimates using statistical models. These revenues are recorded at the net amount estimated, after considering adjustments for tax credits and administrative costs related to the collection and processing performed by the Federal Government. Petroleum Royalties may be reduced by a portion of estimated abandonment cost for the future decommissioning of restoration of offshore field assets.

Expenses

Expenses are recorded on an accrual basis. Grants are recognized in the period during which the grant is authorized and any eligibility criteria are met. Provisions are made for probable losses on certain loans, investments, loan guarantees, accounts receivable, advances, forgivable loans, and for contingent liabilities when it is likely that a liability exists and the amount can be reasonably determined. These provisions are updated as estimates and revised, at least annually.

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recorded in the Province’s Consolidated Financial Statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be material difference between the recognized amount and another reasonably possible amount.

Measurement uncertainty exists in the Province’s Consolidated Financial Statements in the accruals for such items as pension, retirement and other obligations, environmental remediation obligations, federal and provincial source revenues, and the value of tangible capital assets. The nature of the uncertainty in the accruals for pension, retirement, and other obligations arise because actual results may differ significantly from the Province’s various assumptions about plan members and economic conditions in the marketplace. Uncertainty exists for environmental remediation obligations because the actual extent of remediation activities required may differ significantly based on the actual extent of site contamination and the chosen remediation process. Uncertainty related to sales and income taxes, petroleum royalties, Canada Health Transfer and Canada Social Transfer arises because of the possible differences between estimated and actual economic growth assumptions used in statistical models by the Province to accrue these revenues. The net book value of tangible capital assets is subject to uncertainty because of differences between estimated useful lives of the assets and their actual useful lives.

Additional accounting policies are set forth in the Notes to the Public Accounts filed as Exhibit (1) to the Province’s Form 18-K/A, Amendment No. 1, for the fiscal year ended March 31, 2022.

Accounting Changes to the 2022 Accounts

Accounting policy changes were made in fiscal year 2022-2023 resulting in restatements and reclassifications for fiscal year 2021-2022 as follows:

Reclassification of Other Comprehensive Income from Government Business Enterprises

Prior to the adoption of PS 1201, Financial Statement Presentation, changes in Other Comprehensive Income related to Government Business Enterprises were recognized in the Consolidated Statement of Operations. Upon adoption of PS 1201, Financial Statement Presentation, introducing the Statement of Remeasurement Gains and Losses, the accumulated Other Comprehensive Income amounts recognized in Accumulated Operating Deficits have been reclassified to the new Statement of Remeasurement Gains and Losses. As a result, the opening accumulated operating deficits for fiscal year 2021-2022 have increased by $25.8 million, and $25.8 million was recognized in opening remeasurement gains.

Implementation of PS 3450, Financial Instruments

The Province prospectively adopted PS 3450, Financial Instruments, which requires the simultaneous adoption of PS 1201, Financial Statement Presentation, PS 2601, Foreign Currency Translation, and PS 3041, Portfolio Investments, effective April 1, 2022. These new standards provide comprehensive requirements for the recognition, measurement, presentation, and disclosure of financial instruments and foreign currency transactions. Under PS 3450, all financial instruments, including derivatives, are included on the Consolidated Statement of Financial Position and are measured at either fair value or amortized cost based on the characteristics of the instrument and the accounting policy choices, as described in Note 1 d). Remeasurement gains and losses associated with fair value adjustments are recognized on the new Statement of Remeasurement Gains and Losses. As a result, for the fiscal year 2021-2022, the opening net debt decreased by $17.5 million, financial assets increased by $63.3 million, liabilities increased by $45.8 million, and $17.5 million was recognized in opening remeasurement gains.

Implementation of PS 3280, Asset Retirement Obligations

The Province adopted this new public sector accounting standard, effective April 1, 2022, on a modified retroactive basis. The new accounting standard establishes how to account for and report legal obligations associated with the retirement of certain tangible capital assets, such as asbestos removal in retired buildings by public sector entities. As a result, the opening liabilities and net debt for fiscal year 2021-2022 increased by $607.1 million, tangible capital assets increased by $199.0 million, and opening accumulated operating deficits increased by $408.1 million. Amortization expense for fiscal year 2021-2022 increased by $12.2 million and the provincial surplus decreased by $12.2 million.

The financial information with respect to the Province set forth herein has been derived from several sources, including the Consolidated Financial Statements of the Province. Unless otherwise indicated, amounts shown in this document have been restated as described above.

Unless otherwise indicated, amounts referred to as “Estimate for the year ended March 31, 2024” have been taken from the Budget 2023-24 tabled on March 23, 2023. The Budget, however, is not prepared on the same basis as the historical financial information. Revenues and expenses in the Estimates reflect only those of the General Revenue Fund. The Provincial surplus / (deficit) includes results of the General Revenue Fund, consolidation and accounting adjustments for Governmental Units, and net income for Government Business Enterprises.

Summary of Budget Transactions and Borrowing Requirements

SUMMARY OF OPERATIONS AND NET FUNDING REQUIREMENTS

OF THE CONSOLIDATED ENTITY

	2019	2020	2021	Restated / Reclassed 2022	2023

	(in millions)
Revenues(1)	$11,485.5	$11,895.2	$11,901.6	$13,641.5	$15,124.0

Program Expenses(2)	10,886.6	11,454.2	11,893.3	13,067.9	14,798.1
Debt Servicing Costs(1)	865.3	827.3	734.2	641.1	675.4
Total Expenses	11,751.9	12,281.6	12,627.5	13,709.0	15,473.5

Surplus/(Deficit) from Governmental Units	(266.4)	(386.3)	(725.9)	(67.5)	(349.5)
Net Income from Government Business
Enterprises	389.2	388.6	384.3	406.1	465.3

Provincial Surplus / (Deficit) (3)	122.9	2.3	(341.6)	338.6	115.7

Net Funding Requirements
Deficit/(Surplus)	(122.9)	(2.3)	341.6	(338.6)	(115.7)
Non-Cash Items (2)(4)	(411.0)	(333.8)	(765.0)	(434.8)	(921.4)

Operating Requirements	(533.9)	(336.1)	(423.4)	(773.4)	(1,037.1)
Loan advances and Investing, net of repayments (5)	111.4	131.6	(12.3)	1,435.7	(367.1)
Acquisition of Tangible Capital Assets (2)	587.9	665.2	1,208.2	970.9	1,235.4
Sinking Fund Installments and Serial Retirements	(174.0)	(837.5)	17.9	—	—
Net Refinancing Transactions (6)	1,280.0	2,125.3	1,153.6	1,806.8	1,936.0

Net Funding Requirement	1,271.5	1,748.6	1,944.0	3,439.9	1,767.2

Financing of Net Funding Retirement
Change in Cash and Short-term Investments (5)	(33.9)	94.4	(478.3)	277.7	2.5
Debt Issued (5)	1,305.4	1,654.2	2,422.4	3,162.2	1,764.7

Total	$1,271.5	$1,748.6	$1,944.0	$3,439.9	$1,767.2

(1)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, interest revenue on repurchased own debt instruments is netted with the debt servicing costs on the related own debt instruments. 2022 amounts have been reclassified to reflect this change.

(2)	Restated to reflect Accounting Changes during 2022-2023. See “Government Finance – Accounting Changes to the 2022 Accounts”.
(3)

As of December 18, 2023, the Province’s second budget 2023-24 update is forecasting a deficit of $264.3 million for the fiscal year 2023-24. This forecast is a deficit decrease of $14.6 million from the Budgeted deficit in the 2023-24 Estimates.

(4)

Includes amortization of tangible capital assets, net proceeds on disposal of tangible capital assets, foreign exchange amortization, net income from Government Business Enterprises, changes in receivables, payables, and other non-cash items, and sinking fund earnings, which are retained in the Sinking Funds and Public Debt Management Fund, and are not available for general purposes, profit distribution from Government Business Enterprises and foreign currency swaps and adjustments. Also includes the drawdowns from sinking funds and the Public Debt Management Fund.

(5)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, only netting of repurchased own debt instruments is permitted, requiring reclassification of sinking fund assets to investments. 2022 amounts have been reclassified to reflect this change.

(6)	Net Refinancing Transactions consist of proceeds from Sinking Funds and Repayment of Debentures and Other Long-term obligations.

Revenue

The following table sets forth the revenue, by source, of the General Revenue Fund, as described in “Government Finance – Specific Accounting Policies” above, for fiscal years 2019 to 2023 inclusive and Budget Estimate for fiscal year 2024, each adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies”.

REVENUE BY SOURCE FOR GENERAL REVENUE FUND (1)

	2019	2020	2021	Reclassified 2022	2023	Budget 2024

Provincial Sources:	(in millions)
Personal Income Taxes	$2,691.6	$2,890.2	$2,928.3	$3,124.2	$3,632.1	$3,731.2
Corporate Income Taxes	630.9	537.9	410.9	517.8	728.9	740.4
Sales Taxes	1,843.3	1,936.8	1,901.0	2,100.6	2,397.4	2,438.3
Tobacco Taxes	205.8	183.0	208.0	181.3	153.4	139.7
Motive Fuel Taxes	263.4	266.5	223.8	258.5	263.8	263.5
Cannabis / vaping tax	3.4	7.3	9.2	13.3	18.3	18.1
Non-Resident Deed Transfer Tax	—	—	—	—	11.5	12.5
Registry of Motor Vehicles	134.2	135.0	137.1	145.2	146.8	143.4
Offshore Royalties	6.9	—	—	—	—	—
Offshore License Forfeitures	61.4	1.0	2.0	124.7	—	—
Other Provincial Sources	332.9	348.7	337.2	485.9	436.4	389.7
TCA Cost Shared Revenue	2.4	17.4	5.3	1.7	4.7	9.5
Prior Years’ Adjustments	1.0	148.6	(166.2)	388.7	929.0	—
Other Fees and Charges	63.2	65.6	51.8	56.6	62.7	59.6
Ordinary Recoveries	395.3	386.5	366.9	353.6	410.1	436.4
Gain on Disposal of Crown Assets	0.3	0.8	(0.7)	0.1	(1.0)	—
Interest Revenues(2)	107.7	106.2	81.2	77.5	117.1	118.2
Sinking Fund Earnings(2)	106.5	93.7	57.8	8.5	11.2	19.1

Total Provincial Sources	6,850.3	7,125.2	6,553.6	7,838.2	9,322.4	8,519.6

Federal Sources:
Equalization	1,843.6	2,009.0	2,145.9	2,315.3	2,458.4	2,802.8
Canada Health Transfer	998.8	1,043.4	1,078.4	1,220.0	1,234.1	1,357.8
Canada Social Transfer	366.6	376.9	386.9	400.8	416.8	433.6
Crown Share	4.2	4.3	(1.0)	—	—	—
Offshore Accord	18.1	8.2	—	130.1	47.8	—
Other Federal Sources	92.4	48.1	452.2	109.1	73.1	142.7
TCA Cost Shared Revenue	39.7	35.1	85.4	148.2	82.8	77.1
Prior Years’ Adjustments	1.3	(0.5)	(2.5)	2.6	(0.4)	—
Ordinary Recoveries	286.4	341.9	341.5	511.2	446.7	549.8

Total Federal Sources	3,651.1	3,866.5	4,486.8	4,837.3	4,759.3	5,363.8

Total Revenue	$10,501.1	$10,991.8	$11,040.4	$12,675.5	$14,081.7	$13,883.4

(1)

Revenue by source is presented for the Province’s General Revenue Fund. This information does not include the revenues from other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. The revenues and expenses of these entities are included within statements prepared for the Consolidated Entity. (See “Government Finance – Summary of Budget Transactions and Borrowing Requirements”.)

(2)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, interest revenue on repurchased own debt instruments is netted with the debt servicing costs on the related own debt instruments. 2022 amounts have been reclassified to reflect this change.

Provincial Sources

Provincial own-source revenues of the General Revenue Fund for fiscal year 2022-23 totaled $9,322.4 million (representing 66.2% of the General Revenue Fund’s revenues) and were estimated in the Budget to be $8,519.6 million for fiscal year 2023-24, representing 61.4% of the General Revenue Fund’s revenues. The higher representation of provincial own-source revenues during 2022-23 relative to Budget 2023-24 is the result of a higher than usual prior year adjustment (“PYA”), as detailed in the Prior Year Adjustment section below. Fiscal year 2022-23 included approximately $929.0 million in PYAs, whereas PYAs are not budgeted. The largest of the Province’s own-source revenues, Personal Income Tax (“PIT”), totaled $3,632.1 million in fiscal year 2022-23 and was estimated in the Budget to increase to $3,731.2 million for 2023-24. The second largest own-source revenue, Harmonized Sales Tax (“HST”), totaled $2,397.4 million for 2022-23 and was estimated in the Budget to increase to $2,438.3 million for fiscal year 2023-24. Corporate Income Taxes (“CIT”) totaled $728.9 million in 2022-23 and was estimated in the Budget to increase to $740.4 million in 2023-24.

The Federal Government collects several taxes on behalf of the Province, including personal and corporate income taxes, and the HST.

The Province has a tax on income system for personal income tax. The Provincial tax on income is calculated on federally defined taxable income and consists of five income tax brackets. The rate for the first bracket (on taxable income up to $29,590) is 8.79%. The rate on the second (taxable income between $29,591 and $59,180) and third (taxable income between $59,181 and $93,000) brackets are 14.95% and 16.67% respectively. The rate on the fourth (taxable income between $93,001 and $150,000) and fifth (taxable income above $150,000) brackets are 17.5% and 21% respectively.

The general corporate income tax rate was 16% of the corporate taxable income allocated to Nova Scotia under a federally defined formula set out in regulations. Effective April 1, 2020, the Province reduced the general corporate income tax rate from 16% to 14%. A small business rate of 2.5% applied to the first $500,000 of active business income for Canadian Controlled Private Corporations that have taxable capital of less than $10 million.

The HST is a combined Federal and Provincial tax and is collected by the Canada Revenue Agency. Revenues are shared with the Province. The provincial component of the HST is 10%, for a combined rate of 15%. The HST is a value-added tax levied on most goods and services purchased in Nova Scotia. Certain items such as basic groceries and exports are zero-rated, while others such as residential rents are exempt. Zero-rated supplies are taxable at a rate of zero percent, meaning there is no HST charged on the supply of these goods and services, but the HST registrant can claim an input tax credit. Exempt supplies are goods and services that are not subject to HST, and the registrant cannot claim an input tax credit on expenses related to making exempt goods and services. The Province provides consumer rebates on the provincial component of the HST for residential energy, printed books, first time homebuyers of new residential homes, children’s clothing, children’s footwear, children’s diapers, firefighting equipment, computers for visually and mentally challenged individuals and exterior renovations to heritage properties. Rebates are also available to municipalities, universities, schools, hospitals, charities and non-profit organizations. On October 13, 2023, the government introduced legislation to provide a rebate for the provincial component of the HST for multi-unit residential rental property where construction starts after September 13, 2023 and before 2031 and is substantial completed by 2036.

Federal Sources

Federal sources are made up of three major transfers, Equalization ($2,458.4 million in 2022-23), the Canada Health Transfer (“CHT”) ($1,234.1 million in 2022-23) and the Canada Social Transfer (“CST”) ($416.8 million in 2022-23). Equalization, CHT and CST were estimated to be $2,802.8 million, $1,357.8 million, and $433.6 million respectively, for the fiscal year 2023-24 Budget Estimates.

Equalization. Equalization is an unconditional Federal Government transfer that is paid out of Federal Government revenues. First introduced in Canada in 1957, Equalization was subsequently entrenched in the Constitution Act, 1982.

Until a new framework agreement in 2004-2005, Equalization was calculated by comparing the fiscal capacity of a province, based on 33 tax bases, to a representative standard. This standard was made up of five provinces: Quebec, Ontario, Saskatchewan, Manitoba and British Columbia. If a province’s fiscal capacity was below the per capita capacity of the standard, that province would receive Equalization entitlements. If a province’s fiscal capacity was above the per capita capacity of the standard, it would not receive Equalization entitlements.

The Equalization program has traditionally been renewed every five years. The 2004 renewal was never implemented because a transitional approach, referred to below as the “Interim Approach”, was agreed upon to allow the Federal Government an opportunity to develop a new framework for the program. Under the Interim Approach, the total entitlement to the Equalization receiving provinces was established at $10.9 billion for 2005-2006 and was to increase by 3.5% per annum in each subsequent year. Equalization payments were based on 50% of a Province’s three-year average of entitlements and 50% of a Province’s three-year average of fiscal capacity. The Interim Approach became an on-going concern in determining Equalization payments to the Province of Nova Scotia due to the Offshore Offset Agreement (Offshore Accord). On June 22, 2023, the Equalization program was renewed for the following five fiscal years, 2024-25 to 2028-29.

The Offshore Accord between the Federal Government and the Province of Nova Scotia was signed in February 2005 while the “Interim Approach” in Equalization was in effect. Essentially, the Offshore Accord agreement was to protect Nova Scotia’s offshore natural resource revenues from claw backs under the Equalization program by providing an offset payment for the difference between Equalization payments with Nova Scotia’s offshore natural resource revenues included and Equalization payments with these revenues excluded from the tax base. This arrangement was for the period 2005-06 to 2011-12 with the province receiving $867.7 million. The Province was eligible for a second eight-year phase of the Offshore Accord which ran from 2012-13 to 2019-20; the Province received $416.3 million over those eight years. While the second eight-year phase of the Offshore Accord ended on March 31, 2020, the Federal government extended the agreement by three years to fully protect the Province from claw backs in Equalization related to an offshore royalty arbitration settlement, with the province receiving an additional $177.8 million. The final year of the Offshore Accord Payments was 2022-23. Over the term of the Offshore Accord, 2005-06 to 2022-23, the Province received $1,461.8 million.

CHT and CST. The Canada Health Transfer (CHT) and the Canada Social Transfer (CST) are the Federal Government’s contribution to the Province in respect of its health care, post-secondary education, childcare, early childhood development and social service programs. The amount of Federal assistance does not bear a direct relationship to actual program costs.

The CHT cash entitlement for Nova Scotia for 2023-24 is estimated to be $1,357.8 million, an increase of $123.7 million from 2022–23. The 2023-24 CHT estimate reflects the Federal government’s estimate of the province’s share of national population, currently at 2.6% and includes $52.3 million, representing the Province’s share of a one-time payment of $2 billion to assist provinces and territories with immediate pressures on health care systems. The Federal government’s healthcare funding for targeted initiatives such as home care and mental health care is delivered outside the CHT. The CST cash entitlement for Nova Scotia for 2023-24 is estimated to be $433.6 million, an increase of $16.8 million from the level in 2022–23.

The CHT and CST programs were renewed by the Federal Government in 2014-15 for a 10-year period. For the first three years, a 6.0% annual escalator mechanism was in place for the CHT. Commencing in 2017-18, the CHT was legislated to grow by the three-year average growth rate of national nominal Gross Domestic Product with a floor of 3.0%. In 2023-24 the three-year average growth rate of national nominal Gross Domestic Product is 4.8%. As a result, the 3% floor will not be in effect for the 2023-24 fiscal year. The CST is legislated to grow by a fixed 3% rate per year. The provincial entitlement is based on an equal per capita cash provincial allocation of a fixed national entitlement, which stands at $49.4 billion for CHT (excluding the $2 billion one-time federal payment) and $16.4 billion for CST for 2023-24.

Stabilization. The Federal Government provides to provinces a stabilization formula under the Federal-Provincial Fiscal Arrangements Act. This legislation provides for Federal grants and interest-free loans to a province if revenue from the province’s own-sources plus equalization falls below 95 per cent of the previous year’s level, excluding variations of natural resource revenue. The Federal-Provincial Fiscal Arrangements Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.

Prior Years’ Adjustment (PYA). The Federal Government periodically refines and adjusts prior years’ estimates of CHT and CST based upon revised population estimates. HST and income tax payment forecasts for open taxation years are revised when actual data for the taxation years are received by the Province. PYAs are not budgeted and are recorded in the current year as actual or as more current information becomes available and impacts the accounting estimates of revenues recorded in prior years. PYA from both Federal and Provincial sources were a positive $2.3 million in 2018-19, a positive $148.1 million in 2019-20, a negative $168.7 million in 2020-21, a positive $391.3 million in 2021-22, and a positive $928.6 million in 2022-23. Most of the PYAs during 2022-23 were primarily from provincial sources. $428.6 million was attributable to PIT, $288.8 million to CIT, and $212.1 million to HST. The higher PYAs for 2022-23 were predominantly driven by COVID 19 related uncertainty in the economic forecast at the time of the 2021-22 Public Accounts and a lack of visibility surrounding PIT, CIT and HST estimates.

Forecast Update December 18, 2023

The second budget 2023-24 update shows total revenue for the Province is forecasted to be $14,840.3 million for fiscal year 2023-24, $671.4 million greater than the 2023-24 Budget estimate. The most significant increases in revenue are due to accounting adjustments, Personal Income Tax, Corporate Income Tax, Harmonized Sales Tax, Motive Fuel Tax, Prior Years’ Adjustments – Taxes, Interest Revenues, Ordinary Recoveries and Net Income from Government Business Enterprises (GBEs).

Personal Income Tax revenue is forecast to be $ 229.2 million greater than Budget Estimates due to increased projections for taxable income and yield.

Corporate Income Tax revenue is forecast to be $98.6 million less than Budget Estimates due to lower national corporate taxable income.

Harmonized Sales Tax revenue is forecast to be $63.9 million greater than Budget Estimates, mainly attributable to higher projections for consumer spending.

Motive Fuel Tax revenue is forecast to be $19.8 million greater than Budget Estimates due to higher levels of fuel consumption.

Prior Year Adjustments from Provincial Sources are $135.6 million, comprising of $132.7 million for Personal Income Tax due to higher personal taxable income and yield for the 2022 taxation year, $17.6 million for Corporate Income Tax resulting from lower national corporate taxable income offset by rising provincial share and general rate share for the 2022 taxation year, and a negative $11.6 million for Harmonized Sales Tax due to a lower than projected consumer expenditure base for 2022.

Investment Income is forecasted to be $37.7 million greater than Budget Estimates due to higher interest rates.

Ordinary Recoveries revenue is forecasted to be $83.4 million greater than Budget Estimates primarily from federal funding related to cost shared initiatives and disaster assistance. The most significant increases to Ordinary Recoveries are from the Department of Labour, Skills and Immigration, the Department of Municipal Affairs and Housing and the Department of Education and Early Childhood Development. The Department of Labour, Skills and Immigration is forecast to be $20.2 million greater than Budget primarily due to an increase in federal funding of $15.8 million related to the Labour Market Development Agreement and $4.9 million in the Workforce Development Agreement. The Department of Municipal Affairs and Housing is forecast to be $26.7 million higher than Budget primarily due to $58.4 million in recoveries related to disaster assistance for the May wildfires and July floods, partially offset by a $29.6 million reduction in Investing in Canada Infrastructure Program (ICIP). The Department of Education and Early Childhood Development is forecast to be $10.3 million lower than Budget primarily due to $9.9 million, to be carried forward to 2024-25, under the Canada Wide Early Learning and Child Care Agreement related to expansion of new spaces as a result of construction delays.

Total Net Income from GBEs is forecasted to be $180.0 million greater than Budget Estimates, primarily resulting from a change in accounting treatment affecting the Nova Scotia Gaming Corporation at the time of the Budget and subsequently re-evaluated at the time of the Public Accounts release. The net results from the Casino and Lottery operating segments of the NSGC have been allocated from Consolidation and Accounting Adjustments to Net Income from GBEs, where the results were previously reported prior to the Budget release. The results of the corporate services segment of NSGC continue to be reflected in Consolidation and Accounting Adjustments. This allocation has no impact to the overall surplus/deficit position of the Province.

Program Expenditures / Expenses

The following table sets forth the expenses by department, interest on public debt, restructuring costs, and pension valuation adjustment of the General Revenue Fund for the fiscal years 2019, 2020, 2021, 2022 and 2023 and the Budget Estimate for the fiscal year ending March 31, 2024.

EXPENSES BY DEPARTMENT FOR GENERAL REVENUE FUND (1)

	Fiscal Year Ending March 31
				Restated / Reclassified		Budget
	2019	2020	2021	2022	2023	2024

Department Expenses	(in millions)
Agriculture	$59.2	$52.2	$45.9	$38.9	$83.8	$45.4
Business / Inclusive Economic Growth	149.4	204.4	—	—	—	—
Economic Development	—	—	158.8	145.9	96.8	95.1
Communities, Culture, Tourism and Heritage	91.8	103.8	142.9	245.2	249.6	170.5
Community Services(2)	936.8	999.1	1,020.6	1,089.7	1,267.5	1,299.9
Education and Early Childhood Development(2)	1,407.1	1,440.6	1,536.0	1,629.4	1,750.3	1,873.5
Environment & Climate Change	38.0	41.0	44.8	45.3	200.0	40.4
Finance and Treasury Board	23.0	122.1	23.5	25.5	98.1	35.7
Fisheries & Aquaculture	20.9	21.5	17.3	17.8	17.3	16.6
Health & Wellness	4,413.9	4,650.9	3,886.5	4,128.6	4,483.8	4,854.2
Seniors & Long-term care	—	—	986.4	1,110.5	1,370.0	1,332.0
Seniors	2.6	2.7	—	—	—	—
Justice	355.3	366.1	390.6	423.5	435.4	450.3
Labor & Advanced Education	368.6	401.8	—	—	—	—
Assistance to Universities	430.2	448.0	—	—	—	—
Labor, Skills & Immigration	—	—	217.7	282.6	220.0	206.2
Advanced Education(2)	—	—	687.2	806.5	841.7	707.2
Energy & Mines	46.6	34.2	—	—	—	—
Lands & Forestry	125.4	79.7	—	—	—	—
Natural Resources & Renewables	—	—	166.2	200.5	195.6	142.6
Municipal Affairs & Housing	267.4	357.0	363.7	444.9	498.0	554.4
Public Service	126.1	130.7	359.5	389.2	414.1	458.0
Seniors	2.6	2.7	—	—	—	—
Internal Services	—	—	—	—	—	—
Internal Services & Service Nova Scotia	285.7	299.3	302.9	320.2	513.1	382.5
Public Works(2)	551.9	595.7	587.3	617.2	690.9	672.3
Restructuring Costs(3)	122.5	170.7	81.5	83.0	286.2	513.9

Total Department Expenses	9,822.4	10,521.6	11,019.4	12,044.4	13,712.2	13,850.7

Tax Credits and Rebates	124.5	64.4	123.8	103.3	98.2	136.1
Pension Valuation Adjustment	54.1	50.4	61.1	64.9	69.4	66.6
Debt Servicing Costs(4)	865.3	827.3	734.2	634.1	671.2	766.9

Total Expenses	$10,866.3	$11,463.7	$11,938.5	$12,846.7	$14,551.0	$14,820.3

(1)

Expenses by department and debt servicing costs are presented for the General Revenue Fund. The cost of tangible capital assets are capitalized and amortized to Expenses over the useful life of the assets. This information does not include the expenses from other Governmental Units, Government Business Enterprises, or Government Partnership Arrangements. The revenue and expenses of the entities are included within statements prepared for the Consolidated Entity. See “Government Finance – Summary of Budget Transactions and Borrowing Requirements.”

(2)	Restated to reflect Accounting Changes during 2022-2023. See “Government Finance – Accounting Changes to the 2022 Accounts”

(3)

Includes retroactive wage payments due to subsequent wage negotiations, provides for the current and prior year’s costs expended on corporate initiatives – costs that are not incurred at the discretion of a department, and would not normally be part of a department’s operations and/or may not be directly attributable to any one department.

(4)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, interest revenue on repurchased own debt instruments is netted with the debt servicing costs on the related own debt instruments. 2022 amounts have been reclassified to reflect this change.

Departmental expenses, consisting of program expenses, interest on public debt, restructuring costs and pension valuation adjustment of the General Revenue Fund were $14,551.0 million for fiscal year 2022-23 and were estimated in the March 23, 2023, Budget to be $14,820.3 million for fiscal year 2023-24.

Health, Education, and Community Services

Health and Wellness (including Seniors and Long Term Care) and Education and Early Childhood Development (including Advanced Education, primarily assistance to universities) are the two largest areas of expense from the General Revenue Fund. These amounts totaled $5,853.6 million and $2,592.0 million, respectively, for the fiscal year ended March 31, 2023, and were estimated in the March 23, 2023, Budget to be $6,186.1 million and $2,580.7 million, respectively, for the fiscal year 2023-24.

In the field of health care, the Province administers a universal and comprehensive medical services and hospital care plan, a dental care program for residents less than 10 years of age and provides pharmaceutical services for residents 65 years of age and over and Nova Scotians with no other health coverage. In the field of education, the Province makes grants to school boards and community colleges and assists universities through operating grants.

Community Services include the provision of direct assistance to persons with disabilities and other disadvantaged individuals and families who require long-term assistance, residential care for persons with disabilities, short-term social assistance, and the provision of direct service to the public. Community Services expenses from the General Revenue Fund totaled $1,267.5 million for the fiscal year ending March 31, 2023, and are estimated to be $1,299.9 million for the fiscal year 2023-24.

Economic Development

The Department of Economic Development provides strategic direction and leadership to all Nova Scotia government departments, crown corporations and agencies to achieve alignment on strategy and operations for business and social enterprise growth. Expenses from the General Revenue Fund under the Department of Economic Development totaled $96.8 million in the fiscal year ending March 31, 2023, and were estimated in the Budget Estimates to decrease to $95.1 million in fiscal year 2023-24.

Environment and Climate Change

The Department of Environment & Climate Change expenses in the fiscal year ending March 31, 2023, were $200.0 million and are estimated to be $40.4 million in the fiscal year 2023-24.

Resource and Industrial Development

The Province is engaged in a wide range of resource and industrial development activities, including direct assistance grants, development and maintenance of natural resources, and consulting services to industry (the Departments of Agriculture, Fisheries & Aquaculture, Natural Resources & Renewables). Expenses from the General Revenue Fund in these areas totaled $296.8 million for the fiscal year ending March 31, 2023 and are estimated to be $204.6 million in fiscal year 2023-24.

Service Nova Scotia and Internal Services

The Department of Service Nova Scotia and Internal Services provides common services and supports to government departments and other public organizations. These include financial transactions, audit operations, information and communications technology, procurement, government wide corporate supports, as well as assistance in administering the Freedom of Information and Protection of Privacy Act and the Records Act. Expenses from the General Revenue Fund under Service Nova Scotia and Internal Services totaled $513.1 million in the fiscal year ending March 31, 2023 and are estimated to be $382.5 million in fiscal year 2023-24

Public Service

The Province provides a number of essential services, statutory or other, which are necessary for the efficient and/or effective operation of government. There are also programs and activities that provide a benefit to the whole of government but cannot be specifically identified with any other function. Expenses from the General Revenue Fund under Public Service totaled $414.1 million in the fiscal year ending March 31, 2023 and are estimated to increase to $458.0 million in fiscal year 2023-24.

Justice

The Province is engaged in activities for the provision of protection of a legal nature to persons and property; public services of a general nature, which lead to a higher degree of personal safety; and the protection of the environment. Expenses from the General Revenue Fund for Justice were $435.4 million in the fiscal year ending March 31, 2023 and are estimated to be $450.3 million in fiscal year 2023-24.

Public Works

The Province is engaged in a wide range of activities to facilitate the effective and efficient movement of persons and property and general communications between people, with the associated dispersal of knowledge. The Department of Public Works expenses from the General Revenue Fund were $690.9 million in the fiscal year ending March 31, 2023 and are estimated to be $672.3 million in fiscal year 2023-24.

Municipal Affairs

The Department of Municipal Affairs and Housing expenses in the fiscal year ending March 31, 2023 were $498.0 million and are estimated to be $554.4 million in the fiscal year 2023-24.

Forecast Update December 18, 2023

In the Forecast Update to the Budget, released on December 18, 2023, departmental expenses were revised upward by $440.2 million to $15,260.5 million. The most significant increases in expenses were from the departments of Health and Wellness, Community Services, Labour, Skills and Immigration, Municipal Affairs and Housing, Public Works, Seniors and Long-term Care, Service Nova Scotia, Restructuring Costs and Debt Servicing Costs.

The Department of Health and Wellness is forecast to be $363.4 million greater than Budget primarily due to $165.7 million for anticipated operational pressures for the Nova Scotia Health Authority (NSHA) mainly related to nursing expenses, overtime, and staffing costs as well as other inflationary pressures for medical and surgical supplies, drug costs, building maintenance and facility operations, $128.3 million for the Nursing union contract settlement, $68.4 million for the ratification of the Physicians Agreement, $24.0 million for the ratification of the Health Administrative Professionals union contract settlement, $20.6 million related to COVID-19 mainly rapid test inventory adjustments and test usage offset by less than anticipated immunizations, $9.0 million Physician Services alternative payment plans, and $8.1 million related to Action for Health initiatives. These increases are partially offset by $46.6 million decrease in capital grants for NSHA infrastructure due to shift in cashflows, a $19.1 million decrease in information technology projects and delays in project implementation.

The Department of Community Services is forecast to be $41.8 million greater than Budget primarily due to increases of $49.7 million in Employment Support and Income Assistance related to initiatives to reduce homelessness and improve food security, $5.7 million in Child and Family Wellbeing related to Foster Care, Alternative Family Care rate increase and other supports for children in care, and $12.2 million in other programs primarily due to staffing and other operating costs. These are partially offset by decreases of $12.4 million related to lower-than-expected NS Child Benefit and Income Assistance caseloads, and $11.3 million related to Adult Residential Centers and Regional Rehabilitation Centers (ARC/RRC) arising from the delayed opening of Community Based Options (CBOs).

The Department of Labour, Skills and Immigration is forecast to be $27.3 million greater than Budget primarily due to an increase of $15.8 million related to the Labour Market Development Agreement and $4.9 million in the Workforce Development Agreement, both fully recoverable, $4.4 million for “Action for Growing Skilled Trades” and $2.2 million to support people coming from Ukraine.

The Department of Municipal Affairs and Housing is forecast to be $39.8 million greater than Budget primarily due to $58.5 million in partially recoverable disaster assistance for May wildfires and July floods, $32.0 million for the Municipal Capital Growth Fund, $1.9 million in higher grants in lieu of property tax, $1.3 million for land transfers under the Land for Housing Program, and $1.0 million increase in fully recoverable expenses under the National Disaster Mitigation Program. These increases are partially offset by $53.5 million decrease in spending under the Investing in Canada Infrastructure Program due to project delays.

The Department of Public Works is forecast to be $33.2 million greater than Budget primarily due to $13.5 million for July flood damage (partially recoverable), $6.6 million grant to Build Nova Scotia for the Halifax Infirmary Expansion Project, $6.5 million for intellectual property associated with healthcare infrastructure, $4.6 million for the Highway 103 Bridgewater Interchange (partially recoverable), $3.4 million for Hurricane Fiona damage (partially recoverable), and $1.1 million for the Highway 107 Sackville Bedford Burnside Interchange (fully recoverable). These increases are partially offset for delays in Highway 104 Western Alignment Corporation recoverable work.

The Department of Seniors and Long-term Care is forecast to be $51.1 million greater than Budget primarily due to $22.7 million in travel nurse expenses supporting long-term care facilities, $20.2 million for increased participation in the Expanded Home First Program, $7.1 million in increased funding for Long-term Care Assistants, and $4.8 million for workforce planning and education initiatives. These increases are partially offset by a $7.9 million decrease in home support utilization, $5.9 million in lower than anticipated healthcare worker retention incentives and $3.6 million in lower utilization of Home Care nursing services.

The Department of Service Nova Scotia is forecast to be $82.6 million greater than Budget primarily due to $71.5 million for Heating Assistance Rebate Program expansion, $5.0 million for trails repair due to July flood, $2.9 million for credit monitoring and identity theft protection related to the MOVEit cyber breach, $1.3 million for incremental costs related to the Shubenacadie Radio Communications Centre, and $1.0 million for Property Tax Rebate for Seniors for increased applications.

Restructuring Costs is forecast to be $ 268.6 million lower than Budget. Total Debt Servicing Costs are forecast to increase $23.4 million from Budget Estimates due to higher interest rates.

Loans and Investments

Under the authority of various Provincial statutes, the Province provides loans to, and makes investments in, its own corporations and agencies, and other entities. The loans and investments relate to programs for the promotion of resource and industrial development, the provision of low-cost and senior-citizen housing and the provision of funding for various Crown agencies and municipalities. Loans are repayable, and assets of Government-owned or other entities support investments.

The following table sets forth the balances of loans and investments of the Province for the Consolidated Entity, net of allowances for un-collectable amounts adopting the accounting policies described in “Government Finance – Specific Accounting Policies” above.

LOANS AND INVESTMENTS FOR CONSOLIDATED ENTITY

	As at March 31, 2023
	(in millions)
	Gross	Provisions	Net
Loans of the General Revenue Fund
Nova Scotia Farm Loan Board	$237.5	$9.1	$228.4
Finance and Treasury Board – Loans to Municipalities	774.4		774.4
Fisheries Loan Board	305.1	1.8	303.3
Halifax Dartmouth Bridge Commission	140.0	—	140.0
Housing Nova Scotia	540.7	5.3	535.5
Student Loans, direct lending	221.4	93.0	128.4
Invest Nova Scotia	14.6	6.9	7.7
Nova Scotia Business Incorporated	—	—	—
Nova Scotia Innovation Corporation	—	—	—
Nova Scotia Jobs Fund	349.7	73.0	276.8
Miscellaneous	1.5	0.4	1.0

	$2,584.9	$189.5	$2,395.4

Investments of the General Revenue Fund
Art Gallery of Nova Scotia	$5.5	$—	$5.5
Finance and Treasury Board – Public Debt Management Fund	969.2	—	969.2
Invest Nova Scotia	102.8	25.7	77.1
Nova Scotia Business Inc.	—	—	—
Nova Scotia Community College	33.2	—	33.2
Nova Scotia Health Authority	58.2	—	58.2
Nova Scotia Innovation Corporation	—	—	—
Nova Scotia Power Finance Corporation	299.7	—	299.7
Nova Scotia School Insurance Program	5.8	—	5.8
Perennia Food and Agriculture Inc	6.7	—	6.7
Public Archives of Nova Scotia	2.9	—	2.9
Resource Recovery Fund Board Inc	22.5	—	22.5

Other	0.8	0.3	0.5

	$1,507.1	$26.0	$1,481.1

Total Loans and Investments	$4,092.0	$215.5	$3,876.5

PROVINCIAL DEBT

Funded Debt

The following table sets forth the funded debt of the Province for the General Revenue Fund as described in “Government Finance – Specific Accounting Policies” above, outstanding at March 31 in each of the five fiscal years ended March 31, 2019 through to March 31, 2023, each as audited under the Province’s accounting policies in effect at the time. Figures have not been restated for accounting changes, and as a result may not be directly comparable.

FUNDED DEBT FOR THE GENERAL REVENUE FUND(1)

				Reclassified
	2019	2020	2021	2022	2023

General Revenue Fund Funded Debt:	(millions $)
Payable in Canadian Dollars
Canadian Pension Plan Fund (2)	$1,052.3	$978.3	$900.1	$803.8	$803.8
Other(3)	14,911.9	14,442.1	15,612.1	15,311.2	14,940.6

	15,964.2	15,420.5	16,512.2	16,115.0	15,744.4

Capital Leases & P3 Arrangements	180.7	154.5	257.6	454.4	597.9
Other Long-term Indebtedness	10.4	6.1	21.7	10.0	13.7

Total General Revenue Fund Funded Debt	$16,155.3	$15,581.0	$16,791.5	$16,579.4	$16,356.0

Less: Sinking Fund, Public Debt Management
Fund and Repurchased Own Bonds (4)(5)	2,768.0	2,024.1	2,099.8	184.9	105.2

Net Funded Debt (7)(6)	$13,387.3	$13,556.9	$14,691.6	$16,394.5	$16,250.7

Per Capita ($)(8)	$13,915	$13,893	$14,853	$16,396	$15,848
As a Percentage of:
Household Income(8)	30.9%	30.5%	31.2%	33.0%	31.1%
Gross Domestic Product at Market Prices(8)	29.8%	28.9%	31.8%	32.3%	29.9%

(1)	As of December 19, 2023, there were debt retirements of $515.0 million, and a debt issuance of $1,500.0 million in 2023-24.
(2)

Debentures held by the Canada Pension Plan Fund are payable 30 years after their respective dates of issue, are not negotiable, are not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, if deemed necessary to meet the requirements of the Canada Pension Plan.

(3)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, unamortized premiums and discounts are included in the carrying value of the related financial instruments. 2022 amounts have been reclassified to reflect this change.

(4)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, only netting of repurchased own debt instruments is permitted, requiring reclassification of sinking fund assets to investments. 2022 amounts have been reclassified to reflect this change.

(5)	Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of the currency-swap contracts.
(6)

At March 31, 2023, the Public Debt Management Fund held $969.2 million that is available to repay or retire debentures of the Province at the discretion of the Minister of Finance and Treasury Board, but is no longer included as part of Net Funded Debt as of 2023 and reclassified for 2022 and 2023 as Investments held.

(7)	Funded debt does not include any unfunded pension liabilities or other retirement benefits of the Province.
(8)	Population at July 1 for the previous calendar year. Household Income and Gross Domestic Product at Market Prices for the previous calendar year.

In addition to the debt of the General Revenue Fund, there is funded debt with other entities that comprise part of the Consolidated Entity. The major entities not included in the General Revenue Fund are Nova Scotia Power Finance Inc., and the Housing Nova Scotia. As at March 31, 2023, total funded debt of the Consolidated Entity was $16.8 billion.

Derivative Financial Instruments

The Province is party to financial instruments with off-balance sheet risk, either to hedge against the risks associated with fluctuations in foreign exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used by the Province to convert the liability for foreign currency borrowing and associated costs into Canadian dollars. The Province uses interest rate swap contracts to convert certain interest payments from fixed interest rates to floating interest rates.

The Department of Finance and Treasury Board credit policy states that it executes derivative transactions only with counterparties that have a minimum credit rating of “A-” with a stable outlook as determined by major credit rating agencies.

As at March 31, 2023, the Province had outstanding 34 interest rate swap contracts to convert certain interest payments from a fixed to floating basis. These swaps have terms remaining of 0.3 to 14.6 years, a notional principal value of $1.04 billion and a mark-to-market value of $37.1 million. (Mark-to-Market is an indication of the swap’s market value at a certain date. This represents the estimated realizable gain (loss), and is equivalent to the present value of future savings (losses) based on market conditions as at March 31, 2023.)

Debt Maturities and Sinking Funds

The following table sets forth the maturities of total funded debt and related sinking fund balances, at March 31, 2023, from the General Revenue Fund as described in “Government Finance – Specific Accounting Policies” above, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” above. At March 31, 2023, the Province had no debt denominated in currencies other than Canadian dollars.

SCHEDULE OF DEBT MATURITIES, CAPITAL LEASE PRINCIPAL PAYMENTS

AND RELATED SINKING FUND BALANCES FOR THE GENERAL REVENUE FUND

Period Ending	Total Debt in
March 31	Canadian Dollars	Sinking Fund & PDMF

	(in millions)
Public Debt Management Fund		$969.2

2024	852.0	—
2025	859.9	—
2026	841.8	—
2027	4.1	—
2028	1,204.1	—

2024-2028	3,761.9	—

2029-2033	3,822.1	—
2034-2038	2,012.5	—
2039-2043	2,385.4	—
2044-2048	325.0	—
2049-2053	2,000.0	—
2054-2064	1,488.8	—

Total:	$15,795.7	$969.2

As of July 30, 2022, the Province no longer has mandatory sinking fund bond covenants. Total earnings of the Public Debt Management Fund was $11.2 million, and there were no redemptions.

At March 31, 2023, the Province held $969.2 million in the Public Debt Management Fund, a discretionary fund reserved for debt retirement by legislation. These assets are carried at the amortized book value. The Province also held $105.2 million in carrying value of its own debentures. These debentures were held outside of the Public Debt Management Fund.

At March 31, 2023, the Province estimates debt refinancing requirements (net principal repayments, capital lease payments and Public Private Partnership “P3” payments) for the Consolidated Entity to be $1,004.5 million for the fiscal year 2023-24, $880.7 million for the fiscal year 2024-25, $858.2 million for the fiscal year 2025-26, $21.1 million for the fiscal year 2026-27, and $15.7 million for the fiscal year 2027-28.

Current Liabilities

The following table sets forth the amount of short-term debt of the Consolidated Entity (as described in “Government Finance – Specific Accounting Policies” above) for the fiscal years 2019, 2020, 2021, 2022 and 2023 adopting the accounting policies as described in “Government Finance – Specific Accounting Policies” above.

SHORT-TERM DEBT FOR THE CONSOLIDATED ENTITY

	Fiscal years Ended March 31
	2019	2020	2021	2022	2023

	(Millions $)
Bank Advances and Short-term Borrowings	$1,078.2	$1,275.8	$1,200.6	$1,231.9	$1,184.0
Accounts Payable & Accrued Liabilities	1,831.4	1,653.4	1,996.6	2,078.5	2,770.9
Accrued Interest	219.8	191.8	199.5	175.3	162.0

	$3,129.4	$3,121.0	$3,396.7	$3,485.7	$4,116.9

Offsetting the above current liabilities, current assets (cash and short-term investments, accounts receivable, and loans receivable) for the Consolidated Entity at March 31, 2023 totaled $5,552.6 million.

There is a significant accrued liability, not considered short-term and therefore not included in the above table, by the Province for the environmental liability at Boat Harbour in Pictou County. As at March 31, 2023, a liability of $350.1 million (2022 – $314.2 million) has been recognized for the remediation of effluent on site. At this stage in the process, the Province continues to test and refine its current remediation strategy, and as a result there is still significant measurement uncertainty related to this estimate.

There is also another significant accrued liability, also not considered short-term and therefore not included in the above table, by the Province for Asset Retirement Obligation related to asbestos abatement and lead. As at March 31, 2023, a liability of $466.1 million for asbestos abatement and $123.0 million for lead (2022 – $468.4 million and $122.3 million respectively) has been recognized for provincially owned buildings that are known to contain asbestos and lead-based material. The Province is legally required to perform abatement activities and dispose of these health hazards upon handling of those materials during demolition of the buildings and during renovations. At this stage in the process, the Province continues to test and refine its current remediation strategy, and as a result there is still significant measurement uncertainty related to this estimate.

Guaranteed Debt

The Province provides the guarantee of repayment on certain payment obligations to third parties. The majority of guarantees are related to social housing and economic development initiatives. The following table sets forth the guaranteed debt of the Consolidated Entity, excluding MFC debt that is guaranteed by the Province that is also owned by the Province, which is eliminated upon consolidation, for the fiscal years 2019, 2020, 2021, 2022 and 2023. All guaranteed debt is denominated in Canadian dollars except for a US $5 million guarantee, authorized but not utilized at March 31, 2023, by the Department of Public Works.

GUARANTEED DEBT FOR CONSOLIDATED ENTITY

	Fiscal years Ended March 31
	2019	2020	2021	2022	2023

	(Millions $)
Total Guaranteed Debt	$94.1	$70.6	$73.7	$64.3	$60.6

Deduct:
Provision for Guarantee Payout	(31.3)	(13.7)	(14.4)	(9.1)	(8.8)

Net Guarantees not Reflected in Statements	$62.7	$56.9	$59.2	$55.2	$51.7

The table for guaranteed debt for the Consolidated Entity does not include the $299.7 million of gross debt, as at March 31, 2023, of the Nova Scotia Power Finance Corporation debt guaranteed by the Province of Nova Scotia, which has been fully defeased by assets held in trust by the Nova Scotia Power Finance Corporation.

Pension Funds

The Province evaluates its pension funds using two methods. The first method, as prescribed by the CPA of Canada, measures a plan sponsor’s potential liability, with rates of return based on management’s best estimate (and gains and losses amortized over time). The financial statements of the Province’s pension plans calculated on this basis are provided in Note 5 to Public Accounts for the fiscal year 2022-23, Volume 1, as Exhibit (1) to the Province’s Form 18-K/A, Amendment No. 1, for the fiscal year ended March 31, 2022. The second method, used for the purpose of determining the funded status of the plan on a going-concern basis, as well as the total current service cost and contributions to the plan for the upcoming year, uses a rate of return based on management’s best estimate less a margin for conservatism. The tables and discussions included in the following section are shown using the latter funding basis of calculation.

Public Service Superannuation Fund

The Public Service Superannuation Plan (“PSSP”) is governed by its own pension legislation, the Public Service Superannuation Act, which was extensively updated in April 2012. The PSSP transitioned to a joint governance structure on April 1, 2013. Prior to that date the Minister of Finance and Treasury Board was sole trustee. The trustee of the Public Service Superannuation Plan is the Public Service Superannuation Plan Trustee Inc (“PSSPTI”). At the direction of, and under the oversight of the trustee, the Nova Scotia Pension Services Corporation administers the PSSP.

Due to the 2012 legislative changes, the Province no longer has legal liability for the PSSP as of April 1, 2013, and therefore no longer carries an asset or liability associated with the PSSP on its financial statements. The Province’s pension expenses for the PSSP are now limited to contributions paid to the PSSP as an employer, which are equal to the employee contributions. The contribution rate is set by PSSPTI pursuant to the funding policy and is set for a five-year cycle. The 2020 Funded-Health Review was based on the Plan’s funded status as at December 31, 2019, which was 98.5%. As a result of the Plan’s funded status being below 100%, indexing is mandated to be zero for the next 5-year cycle (starting January 1, 2021 and ending December 31, 2025). Under the legislative funding policy, when the funded status is below 100% on a stipulated valuation date there can be no indexing paid during the following 5-year cycle. As the Plan’s funded status was above 96% but below 100%, it was required that PSSPTI consider whether to adjust contribution rates. Upon its analysis and with advice provided by the Plan’s actuary, PSSPTI determined that no change in contribution rates is warranted at this time. The employer contributions to the PSSP in 2022-23 were $123.2 million.

Teachers’ Pension Fund

Until April 1, 2006, the Minister of Finance & Treasury Board was the trustee of the Teachers’ Pension Fund (the “Teachers’ Fund”). Effective April 1, 2006, under a joint trust agreement between the Province of Nova Scotia and the Nova Scotia Teachers’ Union, the Teachers’ Pension Plan Trustee Incorporated replaced the Minister of Finance & Treasury Board as trustee.

On June 12, 2014, the Government of Nova Scotia and the Nova Scotia Teachers Union agreed to changes to the Teachers’ Pension Plan. The contribution rate increased by three percentage points and the disability pension provisions moved from the pension plan to the teachers’ long-term disability insurance plan. The contribution rate increase was spread over three years, with the first one percentage point increase beginning August 1, 2014.

Teachers employed by the school boards and Nova Scotia Community College are entitled to receive pension benefits pursuant to the provisions of a plan established under the Teachers’ Pension Act. Employees’ and matching employer contributions are paid into the Teachers’ Fund, while pensions, refunds and transfer values are paid from the Fund. The Teachers’ Fund is invested in Federal, provincial, municipal and corporate securities, hedge funds and real estate.

The annual financial statements of the Teachers’ Fund are audited by an auditor appointed by the trustee. The auditor for the most recent financial statements was KPMG. The following table sets the continuity of the Teachers’ Fund, as audited, for the five fiscal years ended December 31, 2022.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS OF THE TEACHERS’ PENSION FUND

	Fiscal Year Ended December 31
	2018	2019	2020	2021	2022

	(in millions)
Opening Balance	$5,111.1	$4,937.9	$5,357.7	$5,518.7	$5,855.5

Add:
Employee Contributions	102.8	105.3	104.5	115.6	117.0
Employer Contributions	118.2	128.4	125.0	124.8	178.5
Income Earned and change in Market
Value of Investments	24.8	614.2	360.6	533.4	(228.5)
Transfers from other pension plans	3.3	3.6	3.1	3.0	4.0

	249.1	851.4	593.2	776.7	71.0

	5,360.2	5,789.3	5,950.9	6,295.5	5,926.6

Deduct:
Pensions Paid	395.6	402.2	407.9	413.7	422.2
Refunds & Transfers Out	5.2	7.9	5.0	6.7	6.3
Operating Expenses	21.6	21.5	19.2	19.5	18.4

	422.3	431.6	432.1	439.9	446.9

Closing Balance	$4,937.9	$5,357.7	$5,518.7	$5,855.5	$5,479.7

The latest actuarial valuation, for funding purposes, of the Teachers’ Fund was performed by Eckler Limited as at December 31, 2022. The inflation assumption has increased from 2.00% per annum during the previous year to 2.10% per annum as at December 31 2022. The assumption for promotional salary increases continues to range from 0.00% to 7.5%, an increase that varies by age. The net of expenses discount rate (total rate of return on assets) in the December 31, 2022 was 5.70%, unchanged from the previous year. The assumed retirement age remained unchanged from a 50% probability of active members who achieve eligibility for an unreduced pension under the rule of 85 prior to age 62 retiring when they first become eligible and the remainder of active members and all inactive members retiring at the earliest of; (i) age 65 with 2 years of services, (ii) 35 years of service, and (iii) age 62 with 10 years of service. The mortality table also remained unchanged from the 2014 Public Sector Mortality Table projected generationally with CPM Improvement Scale B. The actuarial valuation indicated that at December 31, 2022, the Teachers’ Fund had actuarial liabilities with a present value of $7,298.5 million, and net assets of $5,479.7 million, resulting in an unfunded liability of $1,818.8 million and a funded ratio of 75.1%.

The benefit of any actuarial surpluses or the responsibility for any actuarial deficits are shared equally by the Province and the beneficiaries of the Fund.

Sydney Steel Corporation Superannuation Fund

The Sydney Steel Corporation Superannuation Fund was established under the Sydney Steel Corporation Sale Act effective February 28, 2001. The Fund assumed responsibility for the assets and obligations of the former Sydney Steel Corporation pension plans. Under subsection 7(9) of the Sydney Steel Corporation Sale Act, the Province of Nova Scotia has assumed responsibility to fund any shortfalls arising under this Fund. Three pension plans are covered by the Fund.

•

United Steelworkers of America Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are member of Locals 1064, 6516, 6537 of the United Steelworkers of America. Under the plan, contributions were made only by Sydney Steel Corporation.

•

Salaried Pension Plan is a partially contributory defined pension plan covering the salaried employees of Sydney Steel Corporation. Under the plan, contributions were made by plan members and by Sydney Steel Corporation.

•

Canadian Union of Public Employees’ Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are members of Local 1675 of the Canadian Union of Public Employees. Under the plan, contributions were made only by Sydney Steel Corporation.

Grant Thornton audits the annual financial statements of the Sydney Steel Corporation Superannuation Fund.

There are no active pension plan members in the Sydney Steel Corporation Superannuation plan. As at March 31, 2007 the United Steelworkers of America Pension Plan and the Canadian Union of Public Employees’ Pension Plan were exhausted of funds. The funds of the Salaried Pension Plan were exhausted in October 2007. All benefit payments and administration expenses are funded by the Minister of Finance and Treasury Board through special payments to the Fund from the Province’s General Revenue Fund. The Province has provided the following payments in recent years: $12.3 million in 2018-19, $11.6 million in 2019-20, and $11.2 million in 2020-21, $10.7 million in 2021-22, and $10.1 million in 2022-23.

The most recent actuarial valuations of the three pension plans funded from the Sydney Steel Corporation Superannuation Fund were performed by Eckler Ltd as at September 30, 2020 and extrapolated to March 31, 2023. The major economic and demographic assumptions used in an extrapolation to March 31, 2023 included a discount rate of 2.96%, an inflation rate of 2.0% and a 100% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension. The actuarial valuations performed on September 30, 2020 and extrapolated to March 31, 2023 indicate the plans had a combined unfunded pension liability of $110.3 million, allocated as follows: United Steelworkers of America Pension Plan had $77.5 million, Salaried Pension Plan had $31.6 million, and Canadian Union of Public Employees’ Pension Plan had $1.2 million.

PUBLIC SECTOR FUNDED DEBT

Public Sector Funded Debt

The debt burden for which the Province is responsible consists of the funded debt and guaranteed debt of the Consolidated Entity. Debt of the Consolidated Entity includes debt borrowed by the Province, the proceeds of which are lent to municipalities through the Municipal Fund, formerly the Municipal Finance Corporation (“MFC”), and the Halifax-Dartmouth Bridge Commission. This debt does not include the debt of municipalities that is either borrowed from the Federal Government or third-party sources. Borrowings by municipalities from the Federal Government or third-party sources are not material. By law, municipalities may only incur debt with financial institutions on a short-term basis until long-term financing is arranged with the Municipal Fund. Also, Debt of the Consolidated Entity does not include debt of Government Business Enterprises totaling $67.6 million, which is deemed to be self-supporting. For further information regarding the Government Business Enterprises, see Schedule 6 to the Public Accounts for the fiscal year 2022-23, Volume 1, as Exhibit (1) to the Province’s Form 18-K/A, Amendment No. 1, for the fiscal year ended March 31, 2022.

The following table sets forth the Consolidated Entity outstanding and guaranteed funded debt for the five fiscal years ended March 31, 2023.

CONSOLIDATED ENTITY FUNDED DEBT (1)

				Reclassified
	2019	2020	2021	2022	2023

	(in millions unless otherwise indicated)
General Revenue Fund Funded Debt (2)(3)	$16,155.3	$15,581.0	$16,791.5	$16,579.4	$16,356.0
Miscellaneous Debt(4)	7.8	7.2	10.3	8.3	4.2
Debt of the Consolidated Entity	16,163.1	15,588.2	16,801.8	16,587.7	16,360.2

Guarantees of the Consolidated Entity:
Industrial Development and Other	48.6	49.1	63.0	56.5	54.6
Federal Loans	19.6	2.0	0.4	—	—
Mortgages(5)	25.9	19.5	10.3	7.8	6.0

Total Guaranteed Debt	94.1	70.6	73.7	64.3	60.6

Total Consolidated Entity Funded Debt & Guaranteed Debt	16,257.2	15,658.8	16,875.5	16,652.0	16,420.8

Deduct Sinking Funds, Debt Management Fund and Repurchased Own Bonds (6).	2,768.0	2,024.1	2,099.8	184.9	105.2

Net Funded Debt & Guaranteed Debt of the Consolidated Entity	$13,489.3	$13,634.7	$14,775.7	$16,467.1	$16,315.5

Per Capita ($) (6)	$14,021	$13,973	$14,937	$16,469	$15,911
As a Percentage of:
Household Income (6)	31.1%	30.7%	31.4%	33.2%	31.3%
Gross Domestic Product at Market Prices (6)	30.1%	29.1%	32.0%	32.4%	30.0%

(1)

Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of exchange in currency-swap contracts. This measure of debt does not include the debt of Government Business Enterprises.

(2)	See table on “Funded Debt for the General Revenue Fund”, for more detailed information on this figure.
(3)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, unamortized premiums and discounts are included in the carrying value of the related financial instruments. 2022 amounts have been reclassified to reflect this change.

(4)

Miscellaneous debt does not include debt of Housing Nova Scotia ($96.3 million at March 31, 2023), a Provincial crown corporation, which debt is secured by mortgages held by the Corporation, or NS Power Finance Corporation ($299.7 million at March 31, 2023), as this debt is fully defeased.

(5)	The Province guarantees certain debt of industrial development agencies, and mortgages of Housing Nova Scotia.
(6)	Population as of July 1 of the preceding calendar year, Household Income and Gross Domestic Product at market prices are for the previous calendar year.

CERTAIN CROWN CORPORATIONS AND AGENCIES

Crown corporations and agencies are special purpose entities to which the Province has delegated responsibility for the operation of certain of its programs. These entities are subject to policy direction by the Government and have been provided with financial assistance from the Province, where required, either through debt guarantees, loans, equity investments, or grants. See “Government Finance – Loans and Investments”, and “Provincial Debt – Guaranteed Debt”. The Province prepares Consolidated Financial Statements whereby the operating results of the crown corporations and agencies became part of the consolidated Provincial surplus / (deficit).

Sydney Steel Corporation and Sydney Tar Ponds Agency

Sydney Steel Corporation (“Sysco”), a Provincial Crown Corporation established by an Act of the House of Assembly in 1967, owned a steel mill in Sydney, Nova Scotia that ceased operations in July 2000. With the Corporation’s operations being discontinued, work was undertaken to dismantle and sell the remaining assets, perform environmental cleanup, and conduct development activities for future land use. Sysco will continue to exist to address residual issues arising from historic operations.

The Sydney Tar Ponds was a hazardous chemical waste site adjacent to Sysco created by discharges from Sysco’s coke ovens into an adjacent creek. Engineering and environmental studies generated estimates for the cost of remediation of the Sydney Steel Corporation and adjacent sites as well as the Sydney Tar Ponds site. The Province recorded liabilities totaling $318.5 million in 2000, and in 2006-07 there was a further $58.8 million contributed by Sydney Steel Corporation to the environmental site clean-up provision (Sysco Decommissioning Fund). At March 31, 2023, $57.2 million remains unspent in the Sysco Decommissioning Fund. The provision will continue to be utilized for long-term maintenance and monitoring of the Sydney Tar Ponds site expected to continue until 2039. Based on currently available information, the provision, in aggregate, appears to be sufficient to cover the estimated costs to remediate these sites.

Nova Scotia Municipal Finance Corporation

Nova Scotia Municipal Finance Corporation (“MFC”) acted as a central borrowing agency for municipalities and municipal enterprises in Nova Scotia. On December 1, 2022 per the Municipal Finance Corporation Dissolution Act, the Nova Scotia Municipal Finance Corporation has been wound up, with assets, liabilities, and employees being transitioned and integrated within the Department of Finance and Treasury Board.

Nova Scotia Power Finance Corporation

On August 12, 1992, the Province of Nova Scotia completed the public sale of all the common shares of Nova Scotia Power Inc. (“NSPI”), an electric utility that had assumed the net operating assets of Nova Scotia Power Corporation (“NSPC”). Prior to that date, the utility was a Provincial Crown Corporation. Neither the Province nor Nova Scotia Power Finance Corporation will guarantee, assume or otherwise be responsible for any obligations of NSPI, and NSPI agreed to indemnify Nova Scotia Power Finance Corporation and the Province against any claims arising out of the liabilities and commitments assumed by NSPI.

In accordance with the Nova Scotia Power Corporation Privatization Agreement passed in 1992, the Nova Scotia Power Finance Corporation provided for defeasance of its debt. The portfolio of defeasance assets consists of Nova Scotia Power Corporation, other provincial government and utilities, coupons or residuals.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly market conditions.

Closing spot exchange rates for the U.S. dollar in Canada, expressed in Canadian dollars per U.S. dollar, are shown in the table below for calendar years 2018 through 2022.

Daily Rates	2018	2019	2020	2021	2022
High	1.3642	1.3600	1.4496	1.2942	1.3856
Low	1.2288	1.2988	1.2718	1.2040	1.2451
Close	1.3642	1.2990	1.2732	1.2678	1.3544
Average	1.2957	1.3269	1.3415	1.2535	1.3013
Source: Bank of Canada

On March 31, 2023, the rate for the U.S. dollar in Canada, as reported by the Bank of Canada, was $1.3533.

Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

Noon Rate	at March 31	U.S. Dollar	Pound Sterling
	2018	1.2894	1.8106
	2019	1.3363	1.7418
	2020	1.4187	—
	2021	1.2575	—
	2022	1.2496	—
	2023	1.3533	—

OFFICIAL STATEMENTS

The Minister of Finance and Treasury Board or his authorized representatives acting in their official capacities have supplied the information set forth in this Exhibit to Form 18-K.

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2023

Public Debt Management Fund $969,208,098
Series	Date Of Issue	Maturity Date	Amount Outstanding (in thousands)		Coupon Rate	Canadian Dollars
C40 (B)	01-Mar-04	01-Mar-24	90,597,000	CAD	5.390	90,597,000
C41	02-Jan-05	02-Jan-25	85,762,000	CAD	5.270	85,762,000
C42	03-Mar-06	03-Mar-36	91,752,000	CAD	4.700	91,752,000
C43	02-Mar-07	02-Mar-37	109,641,000	CAD	4.570	109,641,000
C44	03-Mar-08	03-Mar-38	81,516,000	CAD	4.850	81,516,000
C45	01-Dec-08	01-Dec-38	78,450,000	CAD	5.370	78,450,000
C46	01-Mar-10	01-Mar-40	85,218,000	CAD	4.820	85,218,000
C47	01-Aug-10	01-Aug-40	46,648,000	CAD	4.720	46,648,000
C48	04-July-11	04-July-41	78,408,000	CAD	4.290	78,408,000
C49	03-July-12	03-July-42	55,808,000	CAD	3.440	55,808,000

			$803,300,000			$803,800,000

TABLE 1 – STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2023

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
P112	20-Jan-12	02-Jun-62	1,488,800,000	CAD	3.500	1,488,800,000
P122	9-Nov-17	9-Nov-24	767,500,000	CAD	CDOR FRN	767,500,000
P123	15-Feb-19	15-Feb-24	240,000,000	CAD	CDOR FRN	240,000,000
P125	17-Apr-20	17-Apr-23	515,000,000	CAD	1.000	515,000,000
P126	21-Apr-20	21-Apr-25	535,000,000	CAD	1.350	535,000,000

			$3,546,300,000			$3,546,300,000

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2023

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Rate	Canadian Dollars
9Z	03-Oct-97	01-Jun-27	550,000,000	CAD	6.600	550,000,000
B2	12-Jun-01	01-Dec-31	300,000,000	CAD	6.600	300,000,000
B5	12-Sep-03	01-Jun-33	600,000,000	CAD	5.800	600,000,000
B7	03-Jun-05	01-Jun-35	350,000,000	CAD	4.900	350,000,000
B8	25-Jan-06	01-Jun-37	750,000,000	CAD	4.500	750,000,000
D3	14-Dec-09	01-Jun-41	950,000,000	CAD	4.700	950,000,000
D6	01-Jun-11	01-Jun-42	1,050,000,000	CAD	4.400	1,050,000,000
D7	27-Oct-14	01-Jun-45	325,000,000	CAD	3.450	325,000,000
D8	06-Feb-15	01-Jun-25	300,000,000	CAD	2.150	300,000,000
D9	06-Oct-16	01-June-27	650,000,000	CAD	2.100	650,000,000
E1	22-Jan-19	01-Dec-51	2,000,000,000	CAD	3.150	2,000,000,000
E2	6-Feb-20	01-Sep-30	1,200,000,000	CAD	2.000	1,200,000,000
E3 (B)	01-Feb-21	01-Jun-28	1,100,000,000	CAD	1.100	1,100,000,000
E4	01-Dec-21	01-Dec-31	900,000,000	CAD	2.400	900,000,000
E5	09-Mar-23	01-Jun-29	300,000,000	CAD	4.050	300,000,000

Total Payable in Canadian dollars			$11,325,000,000			$11,325,000,000

LONG TERM TOTAL						$15,675,100,000

(A)

Debentures held by the Canada Pension Plan Fund are payable up to 30 years after their respective dated of issue, are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan.

(B)	The Province has executed swap contracts to convert certain interest payments from a fixed to floating for the fiscal year ended March 31, 2023.